Filed pursuant to Rule 424(b)(3)
                                                      Registration No. 333-17983


                SUBJECT TO COMPLETION, DATED NOVEMBER 24, 1997

[RED HERRING]
A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission pursuant to Rule 415 under the Securities Act of 1933.
[/RED HERRING]


PROSPECTUS SUPPLEMENT
(To Prospectus dated December 24, 1996)
   , 1997

                               10,000,000 Shares

                         Hospitality Properties Trust

                     Common Shares of Beneficial Interest

     Hospitality Properties Trust (the "Company" or "HPT") is a real estate investment trust (a "REIT") which owns hotels and leases them to unaffiliated tenants. Upon completion of pending acquisitions, HPT will own 135 hotels with 18,497 rooms or suites located in 35 states. The Company's common shares of beneficial interest (the "Shares") offered hereby are all being issued and sold by the Company. On November 19, 1997, the last reported sale price for the Shares on the New York Stock Exchange ("NYSE") was $36-3/8 per Share.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


--------------------------------------------------------------------------------
                        Price        Underwriting         Proceeds
                       to the       Discounts and          to the
                       Public       Commissions(1)        Company(2)
--------------------------------------------------------------------------------
Per Share   ......     $               $                 $
Total(3)    ......    $               $                 $
--------------------------------------------------------------------------------

(1)  See "Underwriting" for indemnification arrangements with the Underwriters.

(2)  Before deducting expenses payable by the Company estimated at $__________.

(3) The Company has granted the Underwriters a 30-day option to purchase up to an aggregate of 1,500,000 additional Shares at the Price to the Public, less Underwriting Discounts and Commissions, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to the Public, Underwriting Discounts and Commissions and Proceeds to the Company will be $____________, $____________ and $____________, respectively. See "Underwriting."

     The Shares offered hereby are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, subject to approval of certain legal matters by counsel to the Underwriters and certain other conditions. The Underwriters reserve the right to reject orders in whole or in part. It is expected that delivery of the Shares will be made against
payment therefor in New York, New York on or about December   , 1997.


Donaldson, Lufkin & Jenrette
   Securities Corporation

              A.G. Edwards & Sons, Inc.

                       Legg Mason Wood Walker
                            Incorporated

                                 Merrill Lynch & Co.

                                             Prudential Securities Incorporated

                                                          Smith Barney Inc.

                              [INSIDE FRONT COVER]


                          HOSPITALITY PROPERTIES TRUST


           [PICTURE OF HOTEL]                     [PICTURE OF HOTEL]
     RESIDENCE INN BY MARRIOTT[RegTM]                WYNDHAM[RegTM]
      Westborough, Massachusetts                  Salt Lake City, Utah


           [PICTURE OF HOTEL]                    [PICTURE OF HOTEL]
          SUMNER SUITES[RegTM]                    CANDLEWOOD[RegTM]
          Dallas, Texas                          Birmingham, Alabama



     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE SHARES. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, SHARES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                    SUMMARY

     The following summary is qualified by the detailed information and financial statements appearing elsewhere or incorporated by reference in this Prospectus Supplement and in the accompanying Prospectus dated December 24, 1996 (the "Prospectus"). References in this Prospectus Supplement to the "Company" or "HPT" include consolidated subsidiaries. Unless otherwise noted, the information contained in this Prospectus Supplement assumes that (i) the Underwriters' over-allotment option is not exercised and (ii) the transactions described below in "Recent Developments--Investments" have been completed, including the acquisition of the 23 hotels which have not yet been acquired as of the date hereof. The offering of Shares contemplated hereby (the "Offering") is not contingent upon the consummation of these transactions, and there can be no assurance that they will be consummated.


                                  THE COMPANY

     The Company is a REIT formed to acquire, own and lease hotels. The Company currently owns or has entered agreements to acquire a total of 135 hotels with 18,497 rooms costing approximately $1,375 million.


                        HPT Investments by Hotel Brand


[PIE CHART]


                    24%                                   46%
     Residence Inn by Marriott[RegTM]         Courtyard by Marriott[RegTM]
        31 hotels/3,961 suites                  63 hotels/8,982 rooms
             $335 million                          $621 million

                    7%                                    13%
           Candlewood[RegTM]                        Wyndham[RegTM]
        15 hotels/1,592 suites                  12 hotels/2,321 rooms
             $100 million                            $179 million

                                       10%
                              Sumner Suites[RegTM]
                             14 Hotels/1,641 suites
                                  $140 million




[/PIE CHART]


     The Company has raised its quarterly dividends five times since its initial public offering ("IPO") in August 1995. The next quarterly dividend of $0.63 per Share will be paid on or about January 28, 1998 to shareholders of record on December 31, 1997. Purchasers of Shares in this Offering who continue to hold their Shares on December 31, 1997 will receive this next quarterly dividend. The following chart shows HPT's growth in dividends and Cash Available for Distribution ("CAD") per Share, as well as adjusted pro forma CAD per Share, assuming all pending acquisitions are completed. CAD is defined as net income plus depreciation, amortization and other non-cash charges, less cash reserves for periodic refurbishment.

                        HPT Quarterly Dividends and CAD
                                  (per Share)

                                                                                           Adjusted
                                                                                           Pro Forma
             4Q95     1Q96     2Q96     3Q96     4Q96     1Q97     2Q97     3Q97    4Q97   3Q97
Dividends    $.55     $.58     $.58     $.59     $.59     $.59     $.61     $.62    $.63
CAD          $.62     $.62     $.64     $.67     $.68     $.70     $.73     $.73              $.78

     The Company's strategy to increase CAD per Share is to invest in high quality hotels leased to experienced hotel operators for minimum rents which exceed the Company's cost of capital plus percentage rents which increase with gross hotel revenues. In 1995 the Company acquired 37 hotels for $329 million. In 1996 the Company acquired 45 hotels for $484 million. Since the beginning of 1997 the Company has acquired or agreed to acquire 53 hotels for $562 million. The average age of the Company's hotels is under 6 years. The Company believes that its hotels are among the newest, best designed and best located hotels in their respective market segments. Since the Company's IPO, an investment in the Shares has provided shareholders a total return, assuming reinvestment of dividends when paid and including Share price appreciation, of approximately 27.6% per annum.

     The Company has designed its leases to benefit from increasing rents during cyclical rises in the financial performance of its hotels and to secure its minimum rents during cyclical downturns. Important features of the Company's leases, which are designed to increase the growth and dependability of the Company's CAD per Share used to pay dividends, include the following:

     Minimum Rent. All the Company's leases require minimum annual rent equal to 10% of the Company's investment in its hotels.

     Percentage Rent. All the Company's leases require percentage rent equal to between 5% and 10% of increases in gross hotel revenues over threshold amounts.


     Pooled Leases. Each Company-owned hotel is part of a combination of hotels. The leases in each combination are subject to cross default with other leases to the same tenant. The smallest combination includes nine hotels with 1,336 rooms in which the Company has invested approximately $129 million; the largest combination includes 53 hotels with 7,610 rooms in which the Company has invested approximately $505 million.

     Geographic Diversification. Each combination of hotels leased to a single tenant is geographically diversified. In addition, many of HPT's hotels are located in the vicinity of major demand generators such as airports, medical or educational facilities and large suburban office parks.

     All or None Renewals. All renewal options for each combination of hotels may only be exercised on an all or none basis and not for separate hotels.

     Security Deposits. The leases require cash security deposits equal to one year's minimum rent.

     FF&E Reserves. The leases require the tenants to deposit 5% of gross hotel revenues into escrow to fund periodic renovations (the "FF&E Reserve"). For hotels owned throughout the 12 months ended September 30, 1997, the FF&E Reserve amounted to $1,462 per room per year.

     Subordinated Fees. All management fees for the Company's hotels are subordinated to the rent due to the Company.

     Guarantees for New Hotels. When the Company purchases and leases recently built hotels, the Company requires that payment of rent be guaranteed until the operations of the hotels achieve negotiated rent coverage levels. Except for guarantors whose obligations are investment grade rated, these guarantees are secured by cash deposits.

     Rent Coverage. When the Company purchases hotels which have historical operations, the purchase prices and rents are set at levels which provide historical as well as projected rent coverage. For the 12 months ended September 30, 1997, hotels owned by the Company which had been open at least one year at the beginning of this period earned cash flow available for rent (after paying all non-subordinated expenses and after a 5% FF&E Reserve) of 1.6 times the minimum rent due to the Company. The Company believes that this is the highest rent coverage ratio among all public hotel REITs.


                                 THE OFFERING



Shares being offered by the Company  ...............   10,000,000 Shares
Shares to be outstanding after the Offering   ......   36,878,295 Shares
Use of proceeds    .................................   To repay debt, to purchase hotels and for general business purposes.
NYSE symbol . . .  .................................   HPT

        SUMMARY HISTORICAL AND ADJUSTED PRO FORMA FINANCIAL INFORMATION

     The following table sets forth certain financial information with respect to the Company which is derived from the audited and unaudited financial statements of the Company incorporated herein by reference or in the Unaudited Adjusted Pro Forma Financial Statements included elsewhere in this Prospectus Supplement and should be read in conjunction with these financial statements and the accompanying footnotes.



                                                              Historical                      Adjusted Pro Forma(1)
                                              ------------------------------------------- -----------------------------
                                                                                                          Nine Months
                                                   Year Ended         Nine Months Ended    Year Ended        Ended
                                                  December 31,          September 30,     December 31,   September 30,
                                              --------------------- --------------------- -------------- --------------
                                                1995       1996       1996       1997         1996           1997
                                                                         (unaudited)
                                                                (in thousands, except per Share data)
Operating Data:
 Rental income    ........................... $ 19,531   $ 69,514   $ 48,661   $ 71,158      $136,117      $  103,303
 FF&E Reserve income    .....................    4,037     12,169      8,798     11,138        13,343          11,138
 Interest income  ...........................       74        946        764        474           408             474
   Total revenues    ........................   23,642     82,629     58,223     82,770       149,868         114,915
 Net income    ..............................   11,349     51,664     36,691     44,853        82,340          62,487
 Dividends declared  ........................   11,486     62,841     46,996     48,914
Per Share Data:
 Net income    .............................. $   2.51   $   2.23   $   1.67   $   1.67      $   2.23      $     1.69
 Dividends(2)  ..............................     0.79       2.34       1.75       1.82
 Weighted average Shares outstanding   ......    4,515     23,170     21,932     26,871        36,857          36,871
Other Data:
 Cash available for distribution    ......... $ 13,156   $ 60,794   $ 42,611   $ 57,768      $113,211      $   86,108
 CAD per Share    ........................... $   2.91   $   2.62   $   1.94   $   2.15      $   3.07      $     2.34
Balance Sheet Data (at end of period):
 Real estate properties, net  ............... $326,752   $816,469   $814,127   $957,994                    $1,368,238
 Total assets  ..............................  338,947    871,603    839,665    992,780                     1,404,318
 Total borrowings    ........................       --    125,000     93,650    229,000                       236,168
 Total shareholders' equity   ...............  297,951    645,208    661,929    658,464                     1,003,014

---------------------
(1) Adjusted pro forma data is presented for the year ended December 31, 1996 and as of or for the nine months ended September 30, 1997, giving effect to the transactions described under "Recent Developments--Investments," this Offering and the additional transactions described in the Unaudited Adjusted Pro Forma Financial Statements included elsewhere in this Prospectus Supplement.

(2) Amounts represent dividends declared with respect to the periods shown.

                              RECENT DEVELOPMENTS


     From January 1, 1997 through the date hereof, the Company has engaged in the following significant activities.


Investments

     Wyndham[RegTM] Salt Lake City Hotel (381 rooms; $44.0 million). In January 1997 the Company purchased a full service hotel in Salt Lake City, Utah for $44.0 million. This hotel is located adjacent to the Salt Lake City Salt Palace Convention Center and contains 381 rooms, 14,469 square feet of meeting space and two restaurants/lounges. This hotel was previously operated as a Doubletree[RegTM] hotel, but upon acquisition the Company leased it to a subsidiary of Wyndham Hotel Corporation ("Wyndham") for an initial term ending in 2012 plus renewal options. Wyndham is a publicly owned company listed on the NYSE under the symbol "WYN." Wyndham is in the process of renovating this hotel and the Company has agreed to provide up to $3.3 million for such renovations. The minimum rent payable to the Company for this hotel is $4.4 million per year; this amount increases as improvement funding is drawn and will be $4.7 million per year if all the $3.3 million committed for improvements is drawn. This lease also requires percentage rent based upon increases in gross revenues at the hotel and a FF&E Reserve escrow. The lease obligations due the Company are secured by a $4.7 million cash security deposit. Because this hotel is being repositioned by Wyndham and the purchase price did not meet the Company's underwriting criteria based upon historical operating results, the Company required Wyndham to guarantee the lease obligations up to a specified amount until cash flow from operations of this hotel exceeds 1.4 times the minimum rent. This guaranty is secured by a cash deposit of $5.3 million. Also, the lease permits the Company to subject this lease to cross default and all or none renewal options with leases for 11 other Company-owned hotels leased to another subsidiary of Wyndham.

     Fourteen Marriott[RegTM] Hotels (1,819 rooms; $149 million). In March 1997 the Company agreed to acquire 10 Residence Inn by Marriott[RegTM] hotels (1,276 suites) and four Courtyard by Marriott[RegTM] hotels (543 rooms) for $149 million from Marriott International, Inc. ("Marriott"). Marriott is a publicly owned company listed on the NYSE under the symbol "MAR." All of these hotels were developed by Marriott and are less than two years old. The Company agreed to purchase these hotels as they open and to lease them to a subsidiary of Marriott through 2014 plus renewal options. The annual minimum rent payable under these leases is equal to 10% of the purchase prices and will total $14.9 million when all of these hotels are acquired. The leases require percentage rents beginning after operations of these hotels are stabilized as well a FF&E Reserve escrows. The leases for all 14 of these hotels are subject to cross default and all or none renewal options. A cash security deposit equal to one year's minimum rent (totaling $14.9 million when all 14 hotels are acquired) is required. In addition, Marriott has guaranteed the lease payments until operations of these hotels are stabilized and cover the minimum rent according to a formula negotiated between the Company and Marriott. As of the date hereof, 13 of these 14 hotels have been acquired and leased; the remaining hotel is expected to be acquired and leased during December 1997.

     Nine Marriott[RegTM] Hotels (1,336 rooms; $129 million). In September 1997 the Company agreed to acquire from Marriott six Courtyard by Marriott[RegTM] hotels (829 rooms) and three Residence Inn by Marriott[RegTM] hotels (507 suites) for $129 million. These hotels are being leased to a separate subsidiary of Marriott through 2012 plus renewal options. The terms of these acquisitions and leases are substantially similar to the terms described above for the 14 Marriott[RegTM] hotels being acquired and leased by the Company. The purchase price and minimum rent per room for these hotels are higher than the purchase prices and rents for other Marriott hotels previously acquired by the Company because several of these hotels are in higher cost urban locations. As of the date hereof, two of these hotels have been acquired; the remaining seven are expected to be acquired periodically during the remainder of 1997 and 1998.


     Fourteen Sumner Suites[RegTM] Hotels (1,641 suites; $140 million). In November 1997 the Company acquired 14 Sumner Suites[RegTM] hotels (1,641 suites) for $140 million from ShoLodge, Inc. ("ShoLodge"). ShoLodge is a public company listed on The Nasdaq National Market under the symbol "LODG." Sumner Suites[RegTM] is a proprietary brand of all suite hotels owned by ShoLodge. Thirteen of these hotels were developed by ShoLodge within the past two years and the remaining hotel is being substantially renovated at this time. Simultaneous with their acquisition all of these hotels were leased to a subsidiary of ShoLodge for an initial term ending in 2008 plus renewal options. The lease requires annual minimum rent of $14.0 million plus percentage rent and FF&E Reserve escrows. The lease provides that all 14 hotels are subject to cross default and all or none renewal options. The lease requires a $14.0 million security deposit. In addition, the lease obligations are guaranteed up to a specified amount by ShoLodge until a negotiated ratio of cash flow coverage of rent is achieved from the operations of these hotels; this guaranty is secured by a cash deposit.

     Fifteen Candlewood[RegTM] Hotels (1,592 suites; $100 million). In November 1997 the Company agreed to acquire 15 Candlewood[RegTM] hotels for $100 million from Candlewood Hotel Company, Inc. ("Candlewood"). Candlewood is a publicly owned company listed on The Nasdaq National Market under the symbol "CNDL." Candlewood[RegTM] hotels are extended stay hotels developed by Candlewood. As these hotels are acquired they will be leased to a subsidiary of Candlewood for an initial term ending in 2011 plus renewal options. The lease will require annual minimum rent equal to 10% of the purchase prices paid (totaling $10.0 million per year when all 15 hotels are acquired) plus percentage rent and FF&E Reserve escrows. Cash security deposits equal to one year's minimum rent of $10.0 million are required. Candlewood will guarantee the lease obligations to the Company until a negotiated ratio of operating cash flow coverage of rent is achieved from the operations of these hotels; this guaranty will be secured by a cash deposit. Ten Candlewood[RegTM] hotels are expected to be acquired during the remainder of 1997 and the balance during 1998.


Financing
     Expanded Credit Facilities. In 1995 the Company entered into an agreement with DLJ Mortgage Capital, Inc. ("DLJMC") for a $200 million revolving line of credit. This line of credit was secured by mortgages on certain hotels owned by the Company and required a draw fee and interest at a spread over one-month LIBOR. In October and November 1997, the Company and DLJMC entered agreements to change the terms of this credit facility as follows: (i) in addition to the $200 million line of credit which may be drawn, repaid and redrawn through December 1998, the Company has obtained additional credit facilities under which the Company has the right to borrow up to an additional $255 million which may not be redrawn after it is repaid; (ii) no additional mortgages will be recorded to secure draws under the credit facilities until November 1998; and (iii) the applicable interest rate spread and draw fees were reduced. As of November 21, 1997, $261 million was outstanding under the DLJMC credit facilities. The Company intends to repay in full amounts outstanding under these credit facilities with the proceeds of the Offering.

     Additional Debt. The Company has recently held preliminary discussions with several banks concerning the possibility of replacing the Company's credit facilities with DLJMC. The Company is also considering whether it should seek to prepay its outstanding $125 million of mortgage bonds. After completion of this Offering, the Company expects to have further discussions with various rating agencies and banks concerning the possibility of establishing new unsecured credit facilities. No assurance can be given that these discussions will result in any particular debt ratings or that new credit facilities will be available to the Company on acceptable terms.


Other Matters
     Wyndham Merger. The Company currently owns 12 hotels leased to subsidiaries of Wyndham. In April 1997 Wyndham announced that it had agreed to merge with Patriot American Hospitality, Inc., a publicly owned company listed on the NYSE under the symbol "PAH." The Company believes that this merger as proposed would violate certain of the Wyndham lease terms and the Company has advised Wyndham of this belief. Wyndham has not disputed the Company's interpretation of these terms but has requested that the Company consent to the merger. Negotiations with Wyndham concerning the terms on which the Company may consent to this merger are currently on-going. The Company believes that an agreement for its consent will be achieved, but as of the date hereof no agreement has been reached. If Wyndham were to breach its lease obligations the Company might be required to find a new tenant for its 12 Wyndham hotels. In addition, if the Company was unable to find a new tenant for these hotels within one year, Wyndham's breach might cause a default in the Company's $125 million of outstanding mortgage bonds which are partially secured by 11 of these 12 Wyndham hotels. Although there can be no assurances with regard to the consequences of a Wyndham breach if it were to occur, the Company believes that these 12 hotels have increased in value since they were acquired and that it would be able to find a substitute tenant or tenants willing to pay equal or greater rent than the rent now paid by Wyndham.

     Marriott Spin Off and Merger. The Company currently owns or has agreements to acquire 23 hotels which are or will be leased to Marriott subsidiaries. Certain obligations due to the Company under these purchase contracts and leases are guaranteed by Marriott. In October 1997 Marriott announced a plan to dividend to its shareholders a new company which will own and operate Marriott's lodging and senior living businesses and to merge the remaining company with Sodexho SA. As a result of this spin off and merger the current guarantor of the obligations due to the Company would have a negative net worth and its obligations are not expected to be rated investment grade. Upon learning of this planned transaction the Company entered negotiations with Marriott and, as a result of those negotiations, an agreement has been entered into which will be effective upon consummation of the Marriott spin off and merger transaction. This agreement requires that the spin off entity created by Marriott will assume the guaranty obligations to the Company. The new spin off entity is expected to be investment grade rated.

                                   DIVIDENDS

     The Company pays regular quarterly dividends. The current quarterly dividend rate is $0.63 per Share. The next dividend will be paid on or about January 28, 1998 to shareholders of record on December 31, 1997. Purchasers of Shares in this Offering who continue to own their Shares on December 31, 1997 will receive this dividend.

     Since its IPO in August 1995 the Company has paid or declared 10 consecutive quarterly dividends and has increased its dividend rate five times.


                          HPT Dividends Per Share(1)

                                 1995      1996     1997
                             ---------   -------   ------
   First quarter    ......       n/a      $ .58    $ .59
   Second quarter   ......       n/a        .58      .61
   Third quarter    ......      $.24(2)     .59      .62
   Fourth quarter   ......       .55        .59      .63
                              --------    ------   ------
         Total   .........    $  .79      $2.34    $2.45

---------------------
(1) Dividends are generally paid in the quarter following the quarter to which they relate.

(2) Represents a dividend for the period from the date of the IPO to September 30, 1995.

     The Company establishes its dividend rate based upon its calculation of CAD. The Company's calculation of CAD for the quarter ended September 30, 1997 on an historical and adjusted pro forma basis (assuming this Offering and all of the transactions described in "Recent Developments--Investments" had been consummated at the beginning of the quarter) is as follows:

                                                              Three Months Ended
                                                              September 30, 1997
                                                            ---------------------
                                                                          Adjusted
                                                            Historical   Pro Forma
                                                             (in thousands, except
                                                                per Share data)
                                                                  (unaudited)
Minimum rent  .............................................  $ 24,078    $33,761
Percentage rent(1)  .......................................       673        673
                                                             --------    --------
    Total rent   ..........................................    24,751     34,434
FF&E Reserve income(2)    .................................     4,057      4,057
Interest income  ..........................................       209        209
                                                             --------    --------
    Total revenue   .......................................    29,017     38,700
Operating expenses  .......................................    14,000     17,476
                                                             --------    --------
Net income    .............................................    15,017     21,224
Deduct FF&E Reserve income(2)   ...........................    (4,057)    (4,057)
Add back depreciation, amortization and non-cash items  ...     8,532     11,562
                                                             --------    --------
Cash available for distribution    ........................  $ 19,492    $28,729
                                                             ========    ========
Weighted average Shares outstanding   .....................    26,878     36,878
Cash available for distribution per Share   ...............  $   0.73    $  0.78
Dividends per Share(3)    .................................  $   0.62    $  0.63
Cash available for distribution payout ratio   ............      84.9%      80.8%

---------------------
(1) Adjusted pro forma information assumes no additional percentage rent because percentage rent begins approximately one year after hotels are acquired.

(2) Some of the Company's leases provide that ownership of FF&E Reserve escrows belongs to the Company. Other leases provide that ownership of FF&E
    Reserve escrow funds remains with the tenant and the Company has a security and remainder interest in the escrow account. When the Company owns the escrow, generally accepted accounting principles require that payments into the escrow be reported as additional rent. Because these funds are escrowed for renovations and refurbishments, the Company eliminates FF&E Reserve income when calculating its CAD.

(3) On November 21, 1997, the Company's Board of Trustees raised the quarterly dividend from $0.62 per Share to $0.63 per Share.

                             PRICE RANGE OF SHARES

     The Shares are listed on the NYSE under the symbol "HPT". The following table sets forth the range of high and low closing sales prices per Share on the NYSE on a quarterly basis from August 15, 1995, the IPO date, through the date indicated.

                                                     Price Range
                                                  of Common Shares
                                                ---------------------
                                                 High         Low
   1995:
    3rd quarter (from August 15)    .........    $26-3/8     $24-5/8
    4th quarter   ...........................     26-3/4      24-3/4
   1996:
    1st quarter   ...........................    $27-3/4     $25-5/8
    2nd quarter   ...........................     26-3/4      24-3/4
    3rd quarter   ...........................     26-7/8      25-1/2
    4th quarter   ...........................     29-1/2      25-5/8
   1997:
    1st quarter   ...........................    $33         $28-3/8
    2nd quarter   ...........................     32-1/8      29-3/8
    3rd quarter   ...........................     35-15/16    30-7/16
    4th quarter (through November 19)  ......     38-5/16     33-3/8

                                USE OF PROCEEDS

     The Company estimates that the net proceeds of this Offering will be approximately $345 million ($396 million if the Underwriters' over-allotment option is exercised in full). A portion of the net proceeds will be used to repay the amounts outstanding to DLJMC under the Company's credit facilities, which are expected to be approximately $261 million. Borrowings from DLJMC bear interest at a spread over one-month LIBOR, which at November 19, 1997 totaled 6.94% per annum. The balance of the proceeds of this Offering will be used for the purchase of the hotels described in "Recent Developments--Investments" and for general business purposes. Until the proceeds of this Offering are used, they will be deposited in interest-bearing accounts or invested in short-term securities, including securities which may not be investment grade rated.

                                CAPITALIZATION

     The following table sets forth the capitalization of the Company as of September 30, 1997, Adjusted assuming completion of this Offering, and Adjusted Pro Forma assuming completion of this Offering and consummation of the transactions described in the Unaudited Adjusted Pro Forma Financial Statements.

                                                                   As of September 30, 1997
                                                         ---------------------------------------------
                                                                                           Adjusted
                                                          Actual         Adjusted(2)     Pro Forma(2)
                                                                        (in thousands)
Debt:
Credit facilities    .................................    $  104,000      $       --      $  111,168
Mortgage bonds    ....................................       125,000         125,000         125,000
                                                          ----------      ----------      ----------
  Total debt(1)   ....................................       229,000         125,000         236,168
Shareholders' equity:
 Preferred Shares, no par value
   100,000,000 authorized, none issued    ............            --              --              --
 Common Shares, par value $0.01 per share
   100,000,000 authorized, 26,878,295 issued and
   36,878,295 adjusted and adjusted pro forma   ......           269             369             369
 Additional paid in capital   ........................       656,906       1,001,356       1,001,356
 Cumulative net income  ..............................       107,866         107,866         107,866
 Dividends (paid or declared)    .....................      (106,577)       (106,577)       (106,577)
                                                          ----------      ----------      ----------
  Total shareholders' equity  ........................       658,464       1,003,014       1,003,014
                                                          ----------      ----------      ----------
Total capitalization    ..............................    $  887,464      $1,128,014      $1,239,182
                                                          ==========      ==========      ==========

---------------------
(1) Excludes the Company's obligation to refund security deposits upon lease expirations and to refund guaranty deposits when the operating performance of the related hotels reaches negotiated rent coverage levels.

(2) Assumes no exercise of the Underwriters' over-allotment option. If the Underwriters' over-allotment option is exercised in full, the number of Common Shares outstanding would be 38,378,295, adjusted pro forma total debt would be $184 million and adjusted pro forma total shareholders' equity would be $1,055 million.

                                  THE COMPANY

     The Company is a REIT which acquires, owns and leases hotels to unaffiliated hotel operators. The Company was formed in February 1995 as a subsidiary of Health and Retirement Properties Trust ("HRP"), a REIT which specializes in owning and leasing healthcare related real estate. In August 1995, the Company completed an initial public offering of 8,325,000 Shares at $25 per Share, raising gross proceeds of $208 million. In April 1996 the Company completed a follow-on public offering of 14,250,000 Shares at $26.625 per Share raising gross proceeds of approximately $379 million. Simultaneously with the IPO in August 1995, HRP purchased 4,000,000 Shares at $25 per Share and HRPT Advisors, Inc. ("Advisors"), the investment advisor to the Company, purchased 250,000 Shares for $25 per Share, for a total investment in the Company of $106 million. Both HRP and Advisors continue to own their Shares.

     The Company is organized as a Maryland real estate investment trust; its principal place of business is at 400 Centre Street, Newton, Massachusetts 02158; and its telephone number is (617) 964-8389.


Growth Strategy

     The Company's growth objective is to increase CAD per Share from dependable and diverse revenue sources.

     To achieve these objectives the Company seeks to operate as follows: maintain a strong capital base of shareholders' equity; invest in high quality properties operated by unaffiliated hotel operating companies; use moderate debt leverage to fund additional investments which increase CAD per Share because of positive spreads between the Company's cost of investment capital and rent yields; design leases which require minimum rents and provide an opportunity to participate in a percentage of increases in gross revenues at the Company's hotels; when market conditions permit, refinance debt with additional equity or long term debt; and pursue diversification so that the Company's CAD is received from diverse properties and operators.

     Most other public hotel REITs seek to control the operations of hotels in which they invest by leasing their properties to affiliated tenants. These other hotel REITs generally design their affiliated leases to capture substantially all net operating revenues from their hotels as CAD. The Company's leases are designed so that net operating revenues from its hotels exceed its rents by considerable coverage margins. The Company believes that these differences in operating philosophy afford it a competitive advantage over other hotel REITs in finding high quality hotel investment opportunities on attractive terms and increase the dependability of the Company's CAD used to pay dividends.

     The Company believes that it has successfully implemented its growth strategy as follows:

     Portfolio Size and Diversification. Since its founding in 1995 the Company's cumulative investments and commitments have increased as follows:

                                                                    Investment
      Cumulative Through         Hotels     Tenants     States     (in millions)
    December 31, 1995   ......      37         1          20           $  329
    December 31, 1996   ......      82         3          26              813
    November 19, 1997   ......     135         7          35            1,375

     Accretive Acquisitions. The Company has increased its CAD per Share as follows:



    1995 (pro forma--37 hotels)    .............................................  $ 2.45
    1996 (historical--82 hotels)   .............................................    2.62
    1997 (annualized historical nine months ended 9/30/97--93 hotels)  .........    2.87
    1997 (annualized adjusted pro forma nine months ended 9/30/97--135 hotels)      3.12

     Percentage Rent Contribution. Percentage rents payable to the Company vary from 5% to 10% of gross revenue increases at the Company's hotels above threshold levels. Due to the Company's rapid growth, percentage rents during 1997 were only payable with respect to a limited number of the Company's hotels. The Company believes that percentage rents will have a more meaningful positive impact on its revenues and CAD in future periods.

Hotels

     Upon completion of the acquisitions described in "Recent
Developments--Investments," including the 23 hotels which have not yet been acquired as of the date hereof, the Company will have investments totaling $1,375 million in 135 hotels, with 18,479 rooms, located in 35 states.


                             Location of HPT Hotels


                                [GRAPHIC -- MAP]

         [MAP SHOWING STATES IN WHICH THE COMPANY'S HOTELS ARE LOCATED]




                       No. of   No. of    Investment                                 No. of   No. of     Investment
        State          Hotels    Rooms   (in thousands)               State          Hotels    Rooms   (in thousands)
Alabama   ............     3       340      $ 25,312        Nebraska   .............     1       131     $    6,201
Arizona   ............    12     1,669       104,642        Nevada  ................     1       120          9,093
California   .........    14     1,982       151,254        New Jersey .............     4       572         47,767
Colorado  ............     1       130         6,670        New Mexico .............     2       237         23,433
Delaware  ............     1       152        12,100        New York   .............     3       403         28,500
Florida   ............     4       504        42,017        North Carolina   .......     5       657         41,684
Georgia   ............    11     1,473       106,971        Ohio ...................     3       308         24,943
Illinois  ............     3       514        38,076        Oklahoma   .............     1       122         10,414
Indiana   ............     2       271        18,523        Pennsylvania  ..........     7       911         71,211
Iowa   ...............     1       108         7,800        Rhode Island  ..........     1       148         10,200
Kansas ...............     2       188         9,674        South Carolina   .......     1       108          5,800
Kentucky  ............     1        77         5,305        Tennessee  .............     4       499         39,054
Louisiana ............     1       231        27,663        Texas   ................    13     1,780        143,527
Maryland  ............     4       526        44,851        Utah ...................     3       601         58,278
Massachusetts   ......     8     1,072        69,700        Virigina   .............     7       936         77,349
Michigan  ............     3       402        20,784        Washington .............     3       522         43,529
Minnesota ............     2       358        18,086        Wisconsin  .............     1       147          8,500
                                                                                       ----   -------    -----------
Missouri  ............     2       298        16,200        Total (35 states)   ....   135    18,497     $1,375,109
                                                                                       ====   =======    ===========

     The purchase of the remaining 23 hotels that the Company has agreed to acquire as described under "Recent Developments--Investments" is subject to the satisfaction of a number of conditions, including completion of construction. If these conditions are not satisfied, one or more of these hotels may not be acquired.

     The Company believes that its portfolio of hotels is among the newest and most competitive of publicly owned hotel REITs. The average age of the Company's hotels is under six years.

     Courtyard by Marriott[RegTM] hotels are designed to attract both business and leisure travelers. A typical Courtyard by Marriott[RegTM] hotels has 145 guest rooms. The guest rooms are larger than those in most other moderately priced hotels and predominately offer king size beds. Most Courtyard by Marriott[RegTM] hotels are situated on well landscaped grounds and typically are built with a courtyard containing a patio, pool and socializing area that may be glass enclosed depending upon location. Most of these hotels have lounges or lobbies, meeting rooms, an exercise room, a small laundry room available to guests and a restaurant or coffee shop. Generally, the guest rooms are similar in size and furnishings to guest rooms in full service Marriott hotels. In addition, many of the same amenities as would be available in full service Marriott[RegTM] hotels are available in Courtyard by Marriott[RegTM] hotels, except that restaurants may be open only for breakfast buffets or serve limited menus, room service may not be available and meeting and function rooms are limited in size and number. According to Marriott, as of September 30, 1997, 330 Courtyard by Marriott[RegTM] hotels were open and operating nationally. The Company believes that the Courtyard by Marriott[RegTM] brand is a leading brand in the mid-priced segment of the United States hotel industry.

     The Company has invested or agreed to invest a total of $621 million in 63 Courtyard by Marriott[RegTM] hotels which have 8,982 rooms. The average daily rate ("ADR"), occupancy and revenue per available room ("REVPAR") for the Company's 53 Courtyard by Marriott[RegTM] hotels which were open throughout the 12 months ended September 30, 1997 were as follows:



                                HPT COURTYARD BY
                             MARRIOTT[RegTM] HOTELS
                         -------------------------------
                      (12 months ended September 30, 1997)
                           ADR   ............  $82.17
                           Occupancy   ......   81.1%
                           REVPAR   .........  $66.64

     Residence Inn by Marriott[RegTM] hotels are designed to attract business, governmental and family travelers who stay more than five consecutive nights. Residence Inn by Marriott[RegTM] hotels generally have between 80 and 130 studios, one bedroom and two-bedroom suites. Most Residence Inn by Marriott[RegTM] hotels are designed as residential-style buildings with landscaped walkways, courtyards and recreational areas. Residence Inn by Marriott[RegTM] hotels do not have restaurants. All offer complimentary continental breakfast and most provide a complimentary evening hospitality hour. In addition, each suite contains a fully equipped kitchen and many have fireplaces. Most Residence Inn by Marriott[RegTM] hotels also have swimming pools, exercise rooms, business centers and guest laundries. According to Marriott, as of September 30, 1997, 248 Residence Inn by Marriott[RegTM] hotels were open and operating nationally. The Company believes that the Residence Inn by Marriott[RegTM] brand is the leading brand in the extended stay segment of the United States hotel industry.

     The Company has invested or agreed to invest a total of $335 million in 31 Residence Inn by Marriott[RegTM] hotels which have 3,961 suites. The ADR, occupancy and REVPAR for the Company's 18 Residence Inn by Marriott[RegTM] hotels which were open throughout the 12 months ended September 30, 1997 were as follows:

                              HPT RESIDENCE INN BY
                             MARRIOTT[RegTM] HOTELS
                         -------------------------------
                      (12 months ended September 30, 1997)
                           ADR   ............  $93.73
                           Occupancy   ......   84.6%
                           REVPAR   .........  $79.30

     Wyndham[RegTM] Hotels. Eleven of the Company's Wyndham[RegTM] hotels are Wyndham Garden[RegTM] hotels. Wyndham Garden[RegTM] hotels are mid-sized, full service hotels located primarily near suburban business centers and airports and are designed to attract business travelers and small business groups. Each hotel contains 140 to 250 rooms and approximately 1,500 to 5,000 square feet of meeting space. Amenities and services include desks large enough to accommodate personal computers, room service and access to 24 hour telecopy and mail/package service. The meeting facilities at Wyndham Garden[RegTM] hotels generally can accommodate groups of between 10 and 200 people and include a flexible meeting room design and audiovisual equipment. Wyndham Garden[RegTM] hotels also feature a lobby lounge, most of which have a fireplace, a library typically overlooking a landscaped garden and a swimming pool. In addition, many Wyndham Garden[RegTM] hotels contain a whirlpool and an exercise facility. Each Wyndham

Garden[RegTM] hotel contains a cafe restaurant and serves a full breakfast, lunch and dinner menu. The Company believes that the Wyndham Garden[RegTM] brand is one of the leading brands in the full service segment of the United States hotel industry. The one additional Wyndham[RegTM] hotel owned by the Company is a full service hotel located in downtown Salt Lake City adjacent to the Salt Lake City Salt Palace Convention Center. This hotel includes 381 rooms, 14,469 square feet of meeting space and two restaurants/lounges. The Company believes this hotel is a leading convention hotel in Salt Lake City.

     The 11 Wyndham Garden[RegTM] hotels owned by the Company represent a total investment of $135 million and contain 1,940 rooms. All of these hotels were open throughout the 12 months ended September 30, 1997 and had ADR, occupancy and REVPAR as follows:



                        HPT WYNDHAM GARDEN[RegTM] HOTELS
                        -------------------------------
                      (12 months ended September 30, 1997)
                           ADR   ............  $84.92
                           Occupancy   ......   78.2%
                           REVPAR   .........  $66.41

     The Company purchased the Wyndham[RegTM] hotel in Salt Lake City in January 1997 for $44.0 million and has committed up to $3.3 million for renovations to this hotel. The ADR, occupancy and REVPAR for this hotel from its acquisition by the Company through September 30, 1997 were $97.58, 75.8% and $73.97, respectively.

     Sumner Suites[RegTM] hotels are all suite hotels that cater to value-oriented business travelers. Sumner Suites[RegTM] hotels compete in the all suite segment of the lodging industry against such brands as Embassy Suites[RegTM], Hampton Inns and Suites[RegTM] and Amerisuites[RegTM]. Each Sumner Suites[RegTM] guest room offers an efficient space for working which includes two phones with data ports and voice mail, a living area which includes a coffee maker, microwave, mini-refrigerator, sleeper-sofa and 25-inch television, and a separate bedroom area with either one king or two double beds. Each Sumner Suites[RegTM] hotel has an attractive lobby lounge where free continental breakfast is provided in the mornings and cocktails are generally available in the early evening. In addition, all Sumner Suites[RegTM] hotels have meeting rooms that can accommodate up to 150 persons, fitness facilities and a pool. Sumner Suites[RegTM] hotels are generally high-rise hotels of six or seven stories and are of masonry construction.

     The Company has invested $140 million in its 14 Sumner Suites[RegTM] hotels which include 1,641 guest suites. Twelve of these hotels were built and opened between April 1996 and August 1997, one of these hotels opened in late 1995 and one recently re-flagged hotel is currently undergoing extensive renovations. The Company believes that the current performance of its Sumner Suites[RegTM] hotels is not indicative of their operating potential because of their recent development or renovation; the ADR, occupancy and REVPAR for all 14 of these hotels during September 1997 was $72.74, 62.2% and $45.24, respectively.

     Candlewood[RegTM] Hotels are extended stay hotels which offer studio and one bedroom suites that cater to business travelers expecting to stay five or more days. Candlewood[RegTM] hotels compete in the mid-priced extended stay segment of the lodging industry against such other brands as Sierra Suites by Summerfield[RegTM], Towne Place Suites by Marriott[RegTM] and MainStay Suites[RegTM]. Each Candlewood[RegTM] suite contains a kitchen area, a combination living and work area and a sleeping area. The kitchen includes a full-size microwave, full-size refrigerator, stove, dishwasher and coffee maker. The living area contains a convertible sofa, recliner, 25-inch television, videocassette player and compact disc player. The work area includes an oversized desk and executive chair, two phone lines, voice mail and a speaker phone. Each Candlewood[RegTM] suite contains a king size bed. Other amenities offered at each Candlewood[RegTM] hotel include a fitness center, free guest laundry facilities, and a Candlewood Cupboard area where guests can purchase light meals, snacks and other refreshments. The Company believes that Candlewood[RegTM] will become one of the leading brands in the mid-priced, extended stay segment of the United States hotel industry.

     The Company has agreed to invest $100 million to acquire 15 Candlewood[RegTM] hotels which include 1,592 suites. Fourteen of these hotels were, or are scheduled to be, built and opened during 1997 and one was opened in May 1996. The Company believes that the current performance of the Candlewood[RegTM] hotels is not indicative of their operating potential because of their recent development; the ADR, occupancy and REVPAR for the five Candlewood[RegTM] hotels to be acquired by the Company which were open during September 1997 were $58.53, 76.2% and $44.60, respectively.

Leases

     The Company's 135 hotels are grouped into seven combinations which are leased to separate affiliates of large publicly owned hotel companies. The following chart summarizes important features of the Company's leases, including leases for 23 hotels to be entered as described in "Recent Developments--Investments."


                                                               Residence
                                                                 Inn by
                                                            Marriott[RegTM]
                          Courtyard         Residence         (10 hotels)
                             by              Inn by          and Courtyard
                       Marriott[RegTM]   Marriott[RegTM]   by Marriott[RegTM]
                         (53 hotels)       (18 hotels)         (4 hotels)
                      ----------------- ----------------- --------------------
Tenant                subsidiary of     subsidiary of     subsidiary of
                      Host Marriott     Host Marriott     Marriott
--------------------------------------------------------------------------------
Manager               subsidiary of     subsidiary of     subsidiary of
                      Marriott          Marriott          Marriott
--------------------------------------------------------------------------------
Minimum rent          $50.5 million     $17.2 million     $14.9 million
per year
--------------------------------------------------------------------------------
Percentage rent--     began in 1996     began in 1997     begins in 1999
between 5% and
10% of increases in
gross revenues over
a base as negotiated
--------------------------------------------------------------------------------
Initial lease term    2012              2010              2014
expiration
--------------------------------------------------------------------------------
Renewal options       all or none       all or none       all or none
                      3 for 12          1 for 10          1 for 12
                      years             years             years
                                        2 for 15          1 for 10
                                        years             years
--------------------------------------------------------------------------------
Security deposit      $50.5 million     $17.2 million     $14.9 million
--------------------------------------------------------------------------------
Estimated FF&E        $1,386/room       $1,529/suite      n/a (new
Reserves for                                              construction)
12 months ended
September 30, 1997
--------------------------------------------------------------------------------
Cross defaults        yes               yes               yes
within each group
--------------------------------------------------------------------------------
Management fees       subordinated      subordinated      subordinated
--------------------------------------------------------------------------------
Pro forma rent        1.59x             1.67x             n/a (new
coverage: 12 months                                       construction)
ended September
30, 1997 hotel
operating results
after FF&E
Reserves and all
non-subordinated
charges
--------------------------------------------------------------------------------
Other security        --                --                Marriott has
                                                          provided
                                                          a limited
                                                          guarantee
                                                          until cash
                                                          flow reaches
                                                          a negotiated
                                                          rent coverage
                                                          ratio



                           Courtyard
                       by Marriott[RegTM]
                          (6 hotels)
                         and Residence
                            Inn by                                       Sumner
                        Marriott[RegTM]        Wyndham[RegTM]        Suites[RegTM]     Candlewood[RegTM]
                          (3 hotels)            (12 hotels)           (14 hotels)        (15 hotels)
                      ------------------- ------------------------ ------------------ ------------------
Tenant                subsidiary of       subsidiaries of          subsidiary of      subsidiary of
                      Marriott            Wyndham                  ShoLodge           Candlewood
--------------------------------------------------------------------------------
Manager               subsidiary of       subsidiary of            subsidiary of      subsidiary of
                      Marriott            Wyndham                  ShoLodge           Candlewood
---------------------------------------------------------------------------------------------------
Minimum rent          $12.9 million       $18.0 million            $14.0 million      $10.0 million
per year
---------------------------------------------------------------------------------------------------
Percentage rent--     begins in 2000      began in 1997            begins in 1999     begins in 1998
between 5% and                            for 11 hotels;
10% of increases in                       begins in
gross revenues over                       1998 for one hotel
a base as negotiated
---------------------------------------------------------------------------------------------------
Initial lease term    2012                2012                     2008               2011
expiration
---------------------------------------------------------------------------------------------------
Renewal options       all or none         all or none              all or none        all or none
                      2 for 10            4 for 12                 5 for 10           3 for 15
                      years               years                    years              years
---------------------------------------------------------------------------------------------------
Security deposit      $12.9 million       $18.0 million            $14.0 million      $10.0 million
---------------------------------------------------------------------------------------------------
Estimated FF&E        n/a (new            $1,649/room              n/a (new           n/a (new
Reserves for          construction)                                construction)      construction)
12 months ended
September 30, 1997
---------------------------------------------------------------------------------------------------
Cross defaults        yes                 yes                      yes                yes
within each group
---------------------------------------------------------------------------------------------------
Management fees       subordinated        subordinated             subordinated       subordinated
---------------------------------------------------------------------------------------------------
Pro forma rent        n/a (new            11 Wyndham               n/a (new           n/a (new
coverage: 12 months   construction)       Garden[RegTM] hotels     construction)      construction)
ended September                           cover 1.68x
30, 1997 hotel
operating results
after FF&E
Reserves and all
non-subordinated
charges
---------------------------------------------------------------------------------------------------
Other security        Marriott has        for the                  ShoLodge           Candlewood
                      provided            Salt Lake                has provided       has provided
                      a limited           City hotel,              a secured          a secured
                      guarantee           Wyndham                  limited            limited
                      until               has provided             guarantee          guarantee
                      cash flow           a secured                up to a            until
                      reaches a           limited                  specified          cash flow
                      negotiated          guarantee up             amount             reaches a
                      rent coverage       to a specified           until cash         negotiated
                      ratio               amount                   flow reaches       rent
                                          until cash               a negotiated       coverage ratio
                                          flow                     rent coverage
                                          reaches a                ratio
                                          negotiated
                                          rent coverage
                                          ratio

                                  MANAGEMENT

     The Trustees and executive officers of the Company are as follows:



              Name               Age        Position
Barry M. Portnoy    ............  52     Managing Trustee
Gerard M. Martin    ............  63     Managing Trustee
John G. Murray   ...............  37     President, Chief Operating Officer
                                          and Secretary
Thomas M. O'Brien   ............  31     Treasurer and
                                          Chief Financial Officer
John L. Harrington  ............  61     Independent Trustee
William J. Sheehan  ............  53     Independent Trustee
Arthur G. Koumantzelis    ......  67     Independent Trustee

     Barry M. Portnoy is a Managing Trustee of the Company and has been since its IPO in 1995. Mr. Portnoy is also a Managing Trustee of HRP and a 50% owner and Director of Advisors. Mr. Portnoy has been actively involved in real estate and real estate finance activities for approximately 20 years. Mr. Portnoy is an attorney and was a partner of the law firm of Sullivan & Worcester LLP, Boston, MA from 1978 through March 31, 1997.

     Gerard M. Martin is a Managing Trustee of the Company and has been since its IPO in 1995. Mr. Martin is also a Managing Trustee of HRP and a 50% owner and Director of Advisors. Mr. Martin has been active in the real estate industry for approximately 30 years.

     John G. Murray is President, Chief Operating Officer and Secretary of the Company. Mr. Murray is also an Executive Vice President of Advisors. Mr. Murray served in various capacities for HRP and Advisors from 1993 through August 1995. Prior to joining Advisors in 1993 Mr. Murray was Director of Finance, Business Analysis and Planning at Fidelity Brokerage Services, Inc. from 1992 to 1993 and Director of Acquisitions from 1990 through 1991. Prior to 1990, Mr. Murray was employed by Ernst & Young LLP. Mr. Murray is a certified public accountant.

     Thomas M. O'Brien is the Treasurer and Chief Financial Officer of the Company. Mr. O'Brien is also a Vice President of Advisors. Prior to joining the Company and Advisors in March 1996, Mr. O'Brien was employed by Arthur Andersen LLP for eight years. Mr. O'Brien is a certified public accountant.

     John L. Harrington is the Chief Executive Officer of the Boston Red Sox Baseball Club, Executive Director and Trustee of the Yawkey Foundation and a Trustee of the JRY Trust. Mr. Harrington is also a director of a bank subsidiary of Fleet Financial Group, Inc. Mr. Harrington was a Trustee of HRP from 1991 through August 1995 and has been a Trustee of the Company since its IPO in 1995.

     William J. Sheehan has been a Trustee of the Company since its IPO in 1995, and has been the Chief Financial officer of Ian Schrager Hotels, Inc. since May 1995. From 1993 through May 1995 Mr. Sheehan was a self employed consultant on financial and operating matters to companies in the hotel industry. From 1982 until 1993 he was employed by Omni Hotels, most recently as Vice Chairman (1992 to 1993) and President and Chief Executive Officer (1988 to
1992). Mr. Sheehan is a certified hotel administrator, a Fellow of the Educational Institute of the American Hotel and Motel Association and has been a speaker at various hotel industry conferences.

     Arthur G. Koumantzelis has been a Trustee of the Company since its IPO in 1995, and has been Senior Vice President and Chief Financial Officer of Cumberland Farms, Inc. since July 1990. Cumberland Farms, Inc. is a private company engaged in the convenience store business in the northeastern United States and Florida and in the distribution and retail sale of gasoline in the northeastern United States. Mr. Koumantzelis was a trustee of HRP from 1992 through August 1995.

     The Declaration of Trust provides that a majority of the Board of Trustees will be composed of Independent Trustees who are not affiliated with Advisors nor serve as officers of the Company. Messrs. Harrington, Sheehan and Koumantzelis are the Company Independent Trustees. All major investments and policy decisions affecting the Company are made by the Board of Trustees.

     Advisors provides management services and investment advice to the Company pursuant to an investment advisory agreement (the "Advisory Agreement"). Advisors also acts as an investment advisor to HRP and has other business interests. Advisors is owned by Messrs. Portnoy and Martin. The directors of Advisors are Messrs. Portnoy, Martin and Mr. David J. Hegarty. The officers of Advisors are David J. Hegarty, President and Secretary, John G. Murray, Executive Vice President, John A. Mannix, Vice President, Thomas M. O'Brien, Vice President, Ajay Saini, Vice President, David M. Lepore, Vice President and John Popeo, Treasurer.

     The Company pays Advisors an annual advisory fee calculated on the basis of total assets under management (0.7% of the first $250 million plus 0.5% of additional assets) and an incentive fee for each year equal to 15% of the annual increase in CAD per Share multiplied by the weighted average number of Shares outstanding in each year, but in no event more than $0.02 per Share multiplied by the weighted average number of Shares outstanding in each year. The incentive fees earned by Advisors are paid in Shares. The Advisory Agreement is subject to annual review and approval by the Independent Trustees.


     The Company does not have any employees or administrative officers separate from Advisors. Services which might otherwise be provided by employees are provided to the Company by employees of Advisors. Similarly, office space is provided to the Company by Advisors. Although the Company does not have significant general and administrative operating expenses in addition to fees payable to Advisors, the Company is required to pay various other expenses relating to its activities, including the costs and expenses of acquiring, owning and disposing of the Company's real estate interests (including taxes, appraisals, third party diligence, brokerage, audit and legal fees), its cost of borrowing money and its cost of securities listing, transfer, registration and compliance with public reporting requirements. Also, the fees and expenses of the Company's Independent Trustees are paid by the Company.

                   FEDERAL INCOME TAX AND ERISA CONSEQUENCES

     The following description of certain federal income tax matters and Employee Retirement Income Security Act of 1974, as amended ("ERISA"), considerations relating to the Company is qualified in its entirety by reference to the more detailed description thereof contained in the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 1996 (the "Annual Report") which is incorporated in the Prospectus and in this Prospectus Supplement by reference. Sullivan & Worcester LLP, Boston, MA has rendered its opinion that the discussion in this section and in the Annual Report in the sections captioned "Taxation of the Company" and "ERISA Plans, Keogh Plans and Individual Retirement Accounts" in all material respects is accurate and fairly summarizes the federal income tax and ERISA issues which are material to an investment in the Shares and the opinions of counsel referred to in those sections represent Sullivan & Worcester LLP's opinions in those subjects. Specifically, subject to qualifications and assumptions contained in its opinion and in the Annual Report, Sullivan & Worcester LLP has opined to the effect (i) that the Company has been organized in conformity with the requirements for federal tax qualification as a REIT, and has qualified for federal taxation as a REIT for its taxable years 1995 and 1996, and that the Company's current and anticipated investments and its current plan of operation will enable it to continue to meet the requirements for federal tax qualification and taxation as a REIT and (ii) that, under the "plan assets" regulations promulgated by the Department of Labor under ERISA, the Shares are publicly offered securities and the assets of the Company will not be deemed to be "plan assets" under ERISA.

     The Company is and intends to remain qualified as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"). As a REIT, the Company will not be subject to federal income taxation on its net income which is distributed as dividends to shareholders. Distributions to the Company's shareholders generally will be includable in their income as dividends; however, distributions which are in excess of current and accumulated earnings will be treated for tax purposes as a return of capital to the extent of a shareholder's basis, and will reduce the basis of such shareholder's Shares. Approximately 14.7% of distributions in calendar 1996 were treated as a return of capital.

     The Taxpayer Relief Act of 1997 liberalized certain of the requirements for qualifying and operating as a REIT under Sections 856 through 860 of the Code. These amendments apply to the Company for its taxable year commencing January 1, 1998, but are not expected to alter significantly either the Company's operations or its continued federal tax qualification and taxation as a REIT. In comparison to the rules and requirements in effect for the Company's 1997 taxable year (as discussed in the Annual Report in the section captioned "Taxation of the Company"), the amendments will, inter alia: (i) eliminate REIT disqualification as the sanction for failing to solicit certain shareholder ownership statements and instead impose a penalty of $25,000 ($50,000 for intentional violations), and permit a REIT that solicits necessary shareholder ownership statements and otherwise exercises reasonable due diligence to rely on its actual knowledge for purposes of satisfying the requirement that at no time during the last half of its taxable year was more than 50% in value of its outstanding shares owned directly or indirectly by five or fewer individuals;
(ii) repeal the requirement that less than 30% of a REIT's gross income be derived from sales or dispositions of certain short-term property; (iii) treat income from a larger class of hedging instruments as qualifying income for purposes of the 95% gross income requirement; (iv) permit a REIT to receive de minimis amounts of otherwise impermissible service income from tenants, and nevertheless have the rental income from such tenants qualify as rents from real property for purposes of the 75% and 95% gross income requirements; and
(v) permit a REIT to retain and pay income tax on net long term capital gain, and without an actual distribution thereof pass through to its shareholders such gain and a refundable credit for such taxes paid.

     Treasury Regulations issued on October 6, 1997 (the "New Regulations") alter the withholding rules on dividends paid to a non-U.S. shareholder of Shares, generally effective with respect to dividends paid after December 31, 1998. Under the New Regulations, to obtain a reduced rate of withholding under an income tax treaty, a non-U.S. shareholder generally will be required to provide an Internal Revenue Service Form W-8 certifying such non-U.S. shareholder's entitlement to benefits under the treaty. The New Regulations also provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends paid to a non-U.S. shareholder that is an entity should be treated as paid to the entity or to those holding an interest in that entity, and whether such entity or such holders in the entity are entitled to benefits under the tax treaty. The New Regulations also alter the information reporting and backup withholding rules applicable to non-U.S. shareholders and, among other things, provide certain presumptions under which a non-U.S. shareholder is subject to backup withholding and information reporting until the Company receives certification from such shareholder of its non-U.S. status. The foregoing is not intended to be a complete discussion of the New Regulations, and prospective investors are urged to consult their tax advisors with respect to the effect of the New Regulations on an investment in the Shares.

     The Company intends to conduct its affairs so that the assets of the Company will not be deemed to be "plan assets" of any individual retirement account, employee benefit plan subject to Title I of ERISA, or other qualified retirement plan subject to Section 4975 of the Code which acquires its Shares. The Company believes that, under present law, its distributions do not create so-called "unrelated business taxable income" to shareholders that are tax-exempt entities such as pension trusts, subject, however, to certain rules which may apply to a pension trust holding more than 10% of the Shares, and to certain rules regarding debt-financed investments.

EACH PROSPECTIVE PURCHASER OF THE SHARES OFFERED HEREBY IS ADVISED TO CONSULT HIS OR HER OWN PROFESSIONAL ADVISOR REGARDING THE SPECIFIC FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX AND ERISA CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF THE SHARES OFFERED HEREBY.



                         DESCRIPTION OF COMMON SHARES

     Reference is made to "Description of Shares," "Limitation of Liability; Shareholder Liability" and "Redemption; Trustees; Business Combinations and Control Share Acquisitions" in the accompanying Prospectus for a description of the Shares. In May 1997, the Trustees adopted a shareholder rights plan (the "Rights Plan"), which provides for the distribution of one Junior Participating Preferred Share purchase right (a "Right") for each Share. Reference is made to the Company's Current Report on Form 8-K, dated May 20, 1997 (including the exhibits thereto), which is incorporated herein by reference, for a description of the Rights Plan, the Rights and the Company's Junior Participating Preferred Shares.

                                 UNDERWRITING

     Subject to the terms and conditions of an Underwriting Agreement, the Underwriters named below (the "Underwriters"), for whom Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), A.G. Edwards & Sons, Inc., Legg Mason Wood Walker, Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Prudential Securities Incorporated and Smith Barney Inc. are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company an aggregate of 10,000,000 Shares. The number of Shares that each Underwriter has agreed to purchase is set forth opposite its name below:


                                                                   Number
                    Underwriters                                 of Shares
  Donaldson, Lufkin & Jenrette Securities Corporation   ......
  A.G. Edwards & Sons, Inc.  .................................
  Legg Mason Wood Walker, Incorporated   .....................
  Merrill Lynch, Pierce, Fenner & Smith
              Incorporated   .................................
  Prudential Securities Incorporated  ........................
  Smith Barney Inc.    .......................................




                                                                 -----------
     Total    ................................................   10,000,000
                                                                 ===========

     The Underwriting Agreement provides that the obligations of the several Underwriters to purchase and accept delivery of the Shares offered hereby are subject to approval by their counsel of certain legal matters and to certain other conditions. The Underwriters are obligated to purchase and accept delivery of all the Shares offered hereby (other than those Shares covered by the over-allotment option described below) if any are purchased.


     The Company has been advised that the Underwriters propose to offer the Shares to the public initially at the price to the public set forth on the cover page of this Prospectus Supplement and in part to certain dealers (including the Underwriters) at such price less a concession not in excess of
$    per share. The Underwriters may allow, and such dealers may re-allow to
certain other dealers, a concession not in excess of $    per share. After the
completion of the Offering, the offering price and other selling terms may be changed by the Underwriters.


     The Company has granted to the Underwriters an option exercisable within 30 days after the date of this Prospectus Supplement to purchase up to 1,500,000 additional Shares at the price to the public set forth on the cover page hereof less underwriting discounts and commissions. The Underwriters may exercise such option solely to cover over-allotments, if any, made in connection with the Offering. To the extent that the Underwriters exercise such option, each Underwriter will become obligated, subject to certain conditions, to purchase the same portion of such additional Shares as the number of other Shares to be purchased by the Underwriter bears to the total number of Shares being sold in this Offering on the same terms as those on which all Shares are being sold in the Offering.


     In the Underwriting Agreement, the Company and the Underwriters have agreed to indemnify each other against certain liabilities under the Securities Act.


     Each of the Company, HRP and Advisors has agreed not to, and each of them has agreed to cause its affiliates, Trustees and Directors not to, directly or indirectly, (i) offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any Shares or any securities convertible into or exercisable or exchangeable for Shares or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Shares (regardless of whether any of the transactions described in clause (i) or (ii) is to be settled by the delivery of Shares, or such other securities, in cash or otherwise) for a period of 90 days after the date of this Prospectus Supplement, other than the Shares being sold in the Offering, or to be issued pursuant to the Company's Incentive Share Award Plan, without the prior written consent of DLJ. Additionally, during such period, the Company also has agreed not to file any registration statement with respect to, and HRP and Advisors have agreed not to make any demand for, or exercise any right with respect to, the registration of any Shares or any securities convertible into or exchangeable for Shares without the prior written consent of DLJ.

     Other than in the United States, no action has been taken by the Company or the Underwriters that would permit a public offering of the Shares offered hereby in any jurisdiction where action for that purpose is required. The Shares offered hereby may not be offered or sold, directly or indirectly, nor may this Prospectus Supplement or any other offering material or advertisements in connection with the offer and sale of any such Shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons into whose possession this Prospectus Supplement comes are advised to inform themselves about and to observe any restrictions relating to the Offering of the Shares and the distribution of this Prospectus Supplement. This Prospectus Supplement does not constitute an offer to sell or a solicitation of an offer to buy any Shares offered hereby in any jurisdiction in which such an offer or a solicitation is unlawful.

     In connection with the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Shares. Specifically, the Underwriters may over-allot the Offering, creating a syndicate short position. The Underwriters may bid for and purchase Shares in the open market to cover syndicate short positions and to stabilize the price of the Shares. Any of these activities may stabilize or maintain the market price of the Shares above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     In the ordinary course of their respective businesses, certain of the Underwriters and their affiliates have engaged, and may in the future engage, in investment banking or commercial banking transactions with the Company. DLJMC, an affiliate of DLJ, receives fees and interest payments in connection with amounts drawn under the Company's credit facilities. DLJ is acting as financial advisor to Candlewood in connection with the pending acquisition by the Company of 15 Candlewood[RegTM] hotels and upon completion of such acquisition, DLJ will be entitled to customary fees from the seller.


                                 LEGAL MATTERS

     Certain legal matters with respect to the Shares offered by the Company have been passed upon for the Company by Sullivan & Worcester LLP, Boston, MA and will be passed upon for the Underwriters by Davis Polk & Wardwell, New York, NY. Sullivan & Worcester LLP has relied, and Davis Polk & Wardwell will rely, as to all matters of Maryland law, upon the opinion of Piper & Marbury L.L.P., Baltimore, MD. Sullivan & Worcester LLP has also given its opinion as to certain federal income tax matters and certain ERISA considerations relating to the Company. See "Federal Income Tax and ERISA Consequences." Barry M. Portnoy, a retired partner in the firm of Sullivan & Worcester LLP, is a Managing Trustee of the Company and of HRP and director and a 50% owner of Advisors. Sullivan & Worcester LLP represents HRP, Advisors, and certain of their affiliates on various matters.


                                    EXPERTS

     The consolidated financial statements of the Company for the years ended December 31, 1996 and 1995; HMH HPT Courtyard, Inc. for the fiscal year ended January 3, 1997 and for the period from March 24, 1995 (inception) through December 29, 1995 and of HMH HPT Residence Inn, Inc. for the period March 22, 1996 (inception) through January 3, 1997, appearing in the Annual Report and incorporated by reference in this Prospectus Supplement and the accompanying Prospectus and elsewhere in the related Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto. Such reports are incorporated herein and in the Registration Statement by reference in reliance upon the authority of said firm as experts in giving said reports.

     The combined financial statements of the Limited Service I Hotels and Limited Service II Hotels (as defined in the Company's Current Report on Form 8-K dated November 21, 1997) incorporated by reference in this Prospectus Supplement and the accompanying Prospectus and elsewhere in the related Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto. Such reports are incorporated herein and in the Registration Statement by reference in reliance upon the authority of said firm as experts in giving said reports.

     The financial statements of Renthotel Utah, L.C. incorporated in this Prospectus Supplement and the accompanying Prospectus and the related Registration Statement by reference to the Company's Current Report on Form 8-K dated November 21, 1997, have been audited by Reznick Fedder & Silverman, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     In addition to the documents incorporated by reference or deemed incorporated by reference into the accompanying Prospectus, which Prospectus is supplemented by this Prospectus Supplement, the following documents, which have been filed with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are hereby incorporated in this Prospectus Supplement and specifically made a part hereof by reference: (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, (ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997 and (iii) the Company's Current Reports on Form 8-K dated April 3, 1997, May 20, 1997 and November 21, 1997. All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus Supplement and prior to the termination of the offering of the Shares shall be deemed to be incorporated by reference into this Prospectus Supplement and to be a part hereof from the respective dates of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus Supplement to the extent that a statement contained herein, or in any subsequently filed document that also is or is deemed to be incorporated herein by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement.

     The Company hereby undertakes to provide without charge to each person to whom this Prospectus Supplement is delivered, upon the written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus Supplement (excluding exhibits unless such exhibits are specifically incorporated by reference into the information that this Prospectus Supplement incorporates). Requests for such copies should be made to the Company at its principal executive offices, 400 Centre Street, Newton, Massachusetts 02158, Attention: Investor Relations, telephone (617) 964-8389.

                          FORWARD-LOOKING STATEMENTS

     THIS PROSPECTUS SUPPLEMENT CONTAINS FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE ANTICIPATED OR PROJECTED. PROSPECTIVE PURCHASERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS WHICH SPEAK ONLY AS OF THE DATE HEREOF. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLISH REVISED FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF PRESENTLY UNANTICIPATED EVENTS.

                            ---------------------
     THE DECLARATION OF TRUST OF THE COMPANY, AMENDED AND RESTATED ON AUGUST 21, 1995, A COPY OF WHICH, TOGETHER WITH ALL AMENDMENTS THERETO (THE "DECLARATION"), IS DULY FILED IN THE OFFICE OF THE DEPARTMENT OF ASSESSMENTS AND TAXATION OF THE STATE OF MARYLAND, PROVIDES THAT THE NAME "HOSPITALITY PROPERTIES TRUST" REFERS TO THE TRUSTEES UNDER THE DECLARATION COLLECTIVELY AS TRUSTEES, BUT NOT INDIVIDUALLY OR PERSONALLY, AND THAT NO TRUSTEE, OFFICER, SHAREHOLDER, EMPLOYEE OR AGENT OF THE COMPANY SHALL BE HELD TO ANY PERSONAL LIABILITY, JOINTLY OR SEVERALLY, FOR ANY OBLIGATION OF, OR CLAIM AGAINST, THE COMPANY. ALL PERSONS DEALING WITH THE COMPANY, IN ANY WAY, SHALL LOOK ONLY TO THE ASSETS OF THE COMPANY FOR THE PAYMENT OF ANY SUM OR THE PERFORMANCE OF ANY OBLIGATION.

                     [THIS PAGE INTENTIONALLY LEFT BLANK]

                          HOSPITALITY PROPERTIES TRUST

               UNAUDITED ADJUSTED PRO FORMA FINANCIAL STATEMENTS


     The following unaudited adjusted pro forma balance sheet at September 30, 1997 is intended to present the financial position of the Company as if the transactions described in the notes hereto (the "Transactions") were consummated at September 30, 1997. The following unaudited adjusted pro forma statements of income are intended to present the results of operations of the Company as if the Transactions were consummated as of the beginning of the period presented. These unaudited adjusted pro forma financial statements should be read in conjunction with, and are qualified in their entirety by reference to, the separate financial statements of the Company and of certain hotel properties the Company has acquired or entered into agreements to acquire, each as of and for the year ended December 31, 1996 and for the nine months ended September 30, 1997, incorporated herein by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1996, Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1997 and Current Report on Form 8-K dated November 21, 1997.

     These unaudited adjusted pro forma financial statements include adjustments for the results of certain hotel properties which were under development during 1996 and 1997. See Notes B and H. No assurance can be given that these adjusted pro forma financial statements reflect the financial results which would have been realized if the development of these properties was completed as of September 30, 1997 or January 1, 1996.

     In addition, these unaudited adjusted pro forma financial statements are not necessarily indicative of what the actual financial position or results of operations of the Company would have been as of the date or for the period indicated, nor does it purport to represent the expected financial position or results of operations of the Company for any future period. Differences may result from, among other considerations, future changes in the Company's portfolio of investments, changes in interest rates, changes in the capital structure of the Company, delays in the acquisition of certain properties or any determination not to complete the acquisition of any hotel properties and changes in the Company's operating expenses.

                         HOSPITALITY PROPERTIES TRUST

                  UNAUDITED ADJUSTED PRO FORMA BALANCE SHEET



                                                              As of September 30, 1997
                                                 ---------------------------------------------------
                                                                                         Adjusted
                                                 Historical(A)                          Pro Forma
                                                  (93 Hotels)      Adjustments         (135 Hotels)
                                                                   (in thousands)
                            ASSETS
Real estate properties   .....................     $1,006,740       $   410,244(B)      $1,416,984
Accumulated depreciation    ..................        (48,746)               --            (48,746)
                                                   ----------       ------------        ----------
                                                      957,994           410,244          1,368,238
Cash and cash equivalents   ..................         13,955                --             13,955
FF&E reserve (restricted cash)    ............         11,759             1,294(C)          13,053
Rent receivable    ...........................            782                --                782
Other assets    ..............................          8,290                --              8,290
                                                   ----------       ------------        ----------
                                                   $  992,780       $   411,538         $1,404,318
                                                   ==========       ============        ==========
       LIABILITIES AND SHAREHOLDERS' EQUITY
Mortgage bonds  ..............................     $  125,000       $        --         $  125,000
Credit facilities  ...........................        104,000             7,168(D)         111,168
Security deposits  ...........................        102,359            59,820(E)         162,179
Other liabilities  ...........................          2,957                --              2,957
Shareholders' equity:
 Common shares of beneficial interest   ......            269               100(F)             369
 Additional paid-in capital    ...............        656,906           344,450(G)       1,001,356
 Cumulative net income   .....................        107,866                --            107,866
 Dividends   .................................       (106,577)               --           (106,577)
                                                   ----------       ------------        ----------
   Total shareholders' equity  ...............        658,464           344,550          1,003,014
                                                   ----------       ------------        ----------
                                                   $  992,780       $   411,538         $1,404,318
                                                   ==========       ============        ==========

                         HOSPITALITY PROPERTIES TRUST

               UNAUDITED ADJUSTED PRO FORMA STATEMENT OF INCOME



                                                             Year Ended December 31, 1996
                                                     --------------------------------------------
                                                                                        Adjusted
                                                     Historical     Adjustments        Pro Forma
                                                        (in thousands, except per Share data)
Revenues:
 Rental income   .................................     $69,514      $    66,603 (H)    $136,117
 FF&E reserve income   ...........................      12,169            1,174 (I)      13,343
 Interest income    ..............................         946             (538)(J)         408
                                                       --------     -----------        ---------
    Total revenues  ..............................      82,629           67,239         149,868
Expenses:
 Depreciation and amortization  ..................      20,398           21,684 (K)      42,082
 Interest  .......................................       5,646           10,982 (L)      16,628
 General and administrative  .....................       4,921            3,897 (M)       8,818
                                                       --------     -----------        ---------
    Total expenses  ..............................      30,965           36,563          67,528
                                                       --------     -----------        ---------
Net income    ....................................     $51,664      $    30,676        $ 82,340
                                                       ========     ===========        =========
Weighted average Shares outstanding   ............      23,170           13,687 (N)      36,857
Net income per Share   ...........................     $  2.23                         $   2.23
Cash available for distribution    ...............     $60,794      $    52,417 (O)    $113,211
Cash available for distribution per Share   ......     $  2.62                         $   3.07

                         HOSPITALITY PROPERTIES TRUST

               UNAUDITED ADJUSTED PRO FORMA STATEMENT OF INCOME



                                                         Nine Months Ended September 30, 1997
                                                     --------------------------------------------
                                                                                        Adjusted
                                                     Historical     Adjustments        Pro Forma
                                                        (in thousands, except per Share data)
Revenues:
 Rental income   .................................     $71,158       $32,145(H)        $103,303
 FF&E reserve income   ...........................      11,138            --             11,138
 Interest income    ..............................         474            --                474
                                                       --------      --------          ---------
    Total revenues  ..............................      82,770        32,145            114,915
Expenses:
 Depreciation and amortization  ..................      22,528        10,578(K)          33,106
 Interest  .......................................      10,602         2,106(L)          12,708
 General and administrative  .....................       4,787         1,827(M)           6,614
                                                       --------      --------          ---------
    Total expenses  ..............................      37,917        14,511             52,428
                                                       --------      --------          ---------
Net income    ....................................     $44,853       $17,634           $ 62,487
                                                       ========      ========          =========
Weighted average Shares outstanding   ............      26,871        10,000(N)          36,871
Net income per Share   ...........................     $  1.67                         $   1.69
Cash available for distribution    ...............     $57,768       $28,350(O)        $ 86,108
Cash available for distribution per Share   ......     $  2.15                         $   2.34

                         HOSPITALITY PROPERTIES TRUST

               UNAUDITED ADJUSTED PRO FORMA STATEMENT OF INCOME



                                                        Three Months Ended September 30, 1997
                                                     --------------------------------------------
                                                                                        Adjusted
                                                     Historical     Adjustments        Pro Forma
                                                        (in thousands, except per Share data)
Revenues:
 Rental income   .................................     $24,751      $ 9,683 (H)          $34,434
 FF&E reserve income   ...........................       4,057           --                4,057
 Interest income    ..............................         209           --                  209
                                                       --------     -------             --------
   Total revenues   ..............................      29,017        9,683               38,700
Expenses:
 Depreciation and amortization  ..................       8,005        3,030 (K)           11,035
 Interest  .......................................       4,272          (36)(L)            4,236
 General and administrative  .....................       1,723          482 (M)            2,205
                                                       --------     -------             --------
   Total expenses   ..............................      14,000        3,476              $17,476
                                                       --------     -------             --------
Net income    ....................................     $15,017      $ 6,207              $21,224
                                                       ========     =======             ========
Weighted average Shares outstanding   ............      26,878       10,000 (N)           36,878
Net income per Share   ...........................     $  0.56                           $  0.58
Cash available for distribution    ...............     $19,492      $ 9,237 (O)          $28,729
Cash available for distribution per Share   ......     $  0.73                           $  0.78

                         HOSPITALITY PROPERTIES TRUST
           NOTES TO UNAUDITED ADJUSTED PRO FORMA FINANCIAL STATEMENTS
                             (dollars in thousands)
                           Balance Sheet Adjustments

A. Represents the historical balance sheet of the Company on September 30, 1997.

B. Represents the purchase of the 42 hotels not acquired as of September 30, 1997:



       Cash purchase prices:
         Eight Courtyard by Marriott[RegTM] hotels    .....................  $ 83,150
         Five Residence Inn by Marriott[RegTM] hotels    ..................    68,231
         14 Sumner Suites[RegTM] hotels   .................................   112,000
         15 Candlewood[RegTM] hotels   ....................................    85,000
       Purchase price withheld as security deposits and guaranty deposits      59,820
       Closing costs    ...................................................     2,043
                                                                             ---------
         Total    .........................................................  $410,244
                                                                             =========

     Included in the above are certain hotel properties the Company has purchased or expects to purchase from sellers upon completion of construction, of which five have been completed and purchased by the Company between September 30, 1997 and November 19, 1997 for an aggregate purchase price of $56,479.

C. Represents FF&E Reserve cash acquired or to be acquired by the Company in connection with the purchase of six Courtyard by Marriott[RegTM] and three Residence Inn by Marriott[RegTM] hotels. The FF&E Reserves for other hotels acquired or to be acquired by the Company will be owned by the tenant and the Company will have security and remainder interests in the FF&E Reserve escrow accounts of those tenants. See Note I.

D. Represents pro forma net borrowings by the Company under its credit facilities.

E. Represents security deposits and other deposits held or to be held by the Company as a result of purchasing and leasing the following hotels:

       Eight Courtyard by Marriott[RegTM] hotels   .........   $ 9,238
       Five Residence Inn by Marriott[RegTM] hotels   ......     7,582
       14 Sumner Suites[RegTM] hotels  .....................    28,000
       15 Candlewood[RegTM] hotels  ........................    15,000
                                                               --------
         Total    ..........................................   $59,820
                                                               ========

F. Represents the par value ($0.01) of the 10,000,000 Shares expected to be issued in this Offering.

G.   Represents the following:



       Gross proceeds from this Offering
         (10,000,000 Shares at $36.375 per Share) ..........  $ 363,750
       Estimated expenses of this Offering    ..............    (19,200)
                                                              ---------
       Net proceeds of this Offering   .....................    344,550
       Par value of Shares  ................................       (100)
                                                              ---------
       Additional paid-in capital   ........................  $ 344,450
                                                               =========

                         HOSPITALITY PROPERTIES TRUST
    NOTES TO UNAUDITED ADJUSTED PRO FORMA FINANCIAL STATEMENTS--(Continued)
                             (dollars in thousands)
                          Income Statement Adjustments

H. Represents the adjusted pro forma effect of leases entered since January 1, 1996 and to be entered. This adjusted pro forma effect is derived as follows:


                                                                               Nine             Three
                                                                              Months            Months
                                                         Year Ended           Ended             Ended
                                                      December 31, 1996  September 30, 1997  September 30, 1997
 Pro forma minimum rent   .............................  $ 134,994           $101,245         $ 33,761
 Pro forma percentage rent   ..........................      1,123              2,058              673
 Amounts included in historical minimum rent   ........    (68,419)           (69,100)         (24,078)
 Amounts included in historical percentage rent   .....     (1,095)            (2,058)            (673)
                                                         ---------           ---------        ---------
                                                         $  66,603           $ 32,145         $  9,683
                                                         =========           =========        =========

     Certain of the hotels owned by the Company as of September 30, 1997 were under development and others are currently under development by the sellers of these properties. The Company is not contractually obligated to acquire these hotels until they are substantially completed. The adjusted pro forma income statements assume these hotels were completed and acquired on January 1, 1996; however, pro forma percentage rent is limited to those hotels which were in actual operation since January 1, 1996. Percentage rent which is based upon a percentage of gross revenue increases cannot be calculated for unopened hotels under development.

I. Represents the effect of the Company's 1996 acquisition of 16 Courtyard by Marriott[RegTM] and 18 Residence Inn by Marriott[RegTM] hotels on FF&E Reserve income. FF&E Reserve escrow accounts for all of the Company's Courtyard by Marriott[RegTM] and Residence Inn by Marriott[RegTM] hotels are owned by the Company and periodic payments into these escrow accounts are recorded as additional rent under generally accepted accounting principles ("GAAP"). Pro forma escrow amounts represent 5% of total hotel revenues at such hotels prior to the purchase date by the Company for the period presented.

     No pro forma adjustment for the FF&E Reserve income related to newly constructed hotels purchased and to be purchased by the Company from Marriott has been made, as this amount cannot be calculated.

     The FF&E Reserve for the renovation and refurbishment of the Company's Wyndham[RegTM], Sumner Suites[RegTM] and Candlewood[RegTM] hotels remains the property of these respective tenants during the lease term. The Company has a security interest in these escrow accounts and at the end of the lease term, any remaining funds in these FF&E Reserves must be paid to the Company. Under GAAP, the FF&E Reserve for the leases relating to these hotels is not recorded as income by the Company.

J. Represents the pro forma reduction in interest income during 1996 from the effect of cash investments between the time of capital raising activities and acquisitions by the Company.

K. Represents the impact of the Transactions on depreciation expense for the entire period presented.

L. Represents interest on pro forma mortgage bonds ($125,000) issued in November 1996 and the Company's credit facilities ($111,168) at LIBOR plus contractual spreads for the entire period presented, plus amortization of deferred financing costs. The average applicable LIBOR rate was 5.45% for the year ended December 31, 1996, 5.60% for the nine months ended September 30, 1997 and 5.65% for the three months ended September 30, 1997. The pro forma annual impact on interest expense of a 1/8% change in LIBOR is $295.

M. Represents the estimated impact of the transactions on general and administrative expense of the Company for the period presented.

N. Represents the impact of additional Shares issued in this Offering, plus, for the year ended December 31, 1996, the impact of additional Shares issued by the Company in April 1996.

                         HOSPITALITY PROPERTIES TRUST
    NOTES TO UNAUDITED ADJUSTED PRO FORMA FINANCIAL STATEMENTS--(Continued)
                             (dollars in thousands)


O. The Company bases its dividend primarily on Cash Available for Distribution ("CAD"), which it defines as net income from operations, plus depreciation, amortization and other non-cash expenses less the Company's income under GAAP resulting from FF&E Reserves (see Note I), and adjusted for non-recurring items, if any. CAD may not necessarily equal cash provided by operating activities under GAAP, as the cash flow of the Company is affected by other factors not included in the calculation of CAD, including changes in working capital.

PROSPECTUS
                                 $500,000,000

                         Hospitality Properties Trust
           Debt Securities, Preferred Shares of Beneficial Interest,
            Depositary Shares, Common Shares of Beneficial Interest
                                 and Warrants
                          --------------------------
     Hospitality Properties Trust (the "Company" or "HPT") may from time to time offer in one or more series (i) its unsecured debt securities (the "Debt Securities"), (ii) its preferred shares of beneficial interest, without par value (the "Preferred Shares"), (iii) fractional shares of the Preferred Shares (the "Depositary Shares"), (iv) its common shares of beneficial interest, par value $.01 per share (the "Common Shares"), or (v) warrants to purchase any of the above securities (the "Warrants"), with an aggregate public offering price of up to $500,000,000 on terms to be determined at the time of offering. The Debt Securities, Preferred Shares, Depositary Shares, Common Shares and Warrants (collectively, the "Offered Securities") may be offered, separately or together, in separate series in amounts, at prices and on terms to be set forth in a supplement to this Prospectus (a "Prospectus Supplement").

     The specific terms of the Offered Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (i) in the case of Debt Securities, the specific title, aggregate principal amount, currency, form (which may be registered or bearer, or certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the option of the Company or repayment at the option of the holder, terms for sinking fund payments, terms for conversion into Preferred Shares, Depositary Shares or Common Shares, terms for subordination to other indebtedness of the Company, and any initial public offering price; (ii) in the case of Preferred Shares, the specific title and stated value, any dividend, liquidation, redemption, conversion, voting and other rights, and any initial public offering price; (iii) in the case of Depositary Shares, the fractional shares of Preferred Shares represented by each Depositary Share, (iv) in the case of Common Shares, any offering price; and (v) in the case of Warrants, the securities to which they relate, duration, offering price, exercise price and detachability. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Offered Securities, in each case as may be appropriate to preserve the status of the Company as a real estate investment trust ("REIT") for federal income tax purposes.

     The applicable Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered by such Prospectus Supplement.
                          --------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
         ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.
                           --------------------------
     The Offered Securities may be offered directly, through agents designated from time to time by the Company or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Offered Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in an accompanying Prospectus Supplement. See "Plan of Distribution." No Offered Securities may be sold without delivery of a Prospectus Supplement describing the method and terms of the offering of such Offered Securities.
                          --------------------------
               The date of this Prospectus is December 24, 1996.

     No person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus in connection with the offer contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any underwriters, agents or dealers. This Prospectus does not constitute an offer to sell or solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company and its subsidiaries since the date hereof or the information contained or incorporated by reference herein is correct at any time subsequent to the date hereof.


                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") in Washington, D.C., a registration statement on Form S-3 (together with all exhibits, schedules and amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Offered Securities. This Prospectus, which is a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement. Statements in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other documents filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information concerning the Company and the Offered Securities, reference is made to the Registration Statement. Copies of the Registration Statement may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the prescribed fee.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Commission. The Registration Statement, the exhibits and schedules forming a part thereof and the reports, proxy statements and other information filed by the Company with the Commission can be inspected and copies obtained at the public reference facilities maintained by the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Chicago Regional Office, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511; and New York Regional Office, Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov. The Company's Common Shares are traded on the New York Stock Exchange ("NYSE") under the symbol "HPT," and similar information concerning the Company may be inspected at the office of the NYSE at 20 Broad Street, New York, New York 10005.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which have been filed with the Commission pursuant to the Exchange Act, are hereby incorporated in this Prospectus and specifically made a part hereof by reference: (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 (the "Annual Report"),
(ii) the Company's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1996, June 30, 1996 and September 30, 1996, (iii) the Company's current reports on Form 8-K dated April 8, 1996 and December 4, 1996 and (iv) the Company's Registration Statement on Form 8-A dated August 14, 1995, relating to the Common Shares. All documents filed by the Company pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Offered Securities shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents.

     Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in the applicable Prospectus Supplement), or in any subsequently filed document that also is or is deemed


                                      (ii)
to be incorporated herein by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus (excluding exhibits unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests for such copies should be made to the Company at its principal executive offices, 400 Centre Street, Newton, Massachusetts 02158, Attention: Investor Relations, telephone (617) 964-8389.


                                     (iii)

                                  THE COMPANY

     Hospitality Properties Trust (the "Company") is a real estate investment trust ("REIT") formed to acquire, own and lease hotels to unaffiliated tenants. At September 30, 1996, the Company owned 82 hotels with 11,728 room or suites located in 26 states, purchased for approximately $813 million. The hotels include 18 Residence Inn by Marriott[RegTM] hotels, 53 Courtyard by Marriott[RegTM] hotels and 11 Wyndham Gardens[RegTM] hotels.

     The Company was formed in February 1995 as a subsidiary of Health and Retirement Properties Trust ("HRP"), which is in the primary business of owning and leasing retirement living centers and nursing homes. In August 1995, the Company completed a private placement and an initial public offering aggregating 12,600,000 Common Shares each at an initial offering price of $25.00 per share, and in April 1996, the Company completed a follow-on public offering of an additional 14,250,000 Common Shares at an offering price of $26.625 per share.

     The Company's business strategy is to invest in and lease hotels at minimum rents which produce income in excess of the Company's cost of capital. The Company provides capital to unaffiliated hotel operators who wish to divest their properties while remaining in the hotel business as tenants. As a REIT, the Company may not operate or manage its hotels.

     The Company is organized as a Maryland real estate investment trust. The Company's principal place of business is 400 Centre Street, Newton, Massachusetts 02158 and its telephone number is (617) 964-8389.



                                USE OF PROCEEDS

     Unless otherwise described in the applicable Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Offered Securities for general trust purposes, which may include the acquisition of, or other investments in, hotel and lodging related properties and the repayment of indebtedness outstanding at such time or the reduction of amounts outstanding under the Company's credit facilities. Pending utilization as set forth above, the proceeds from the sale of the Offered Securities will be invested in short term investments, including repurchase agreements. Such investments may not be investment grade.



                      RATIO OF EARNINGS TO FIXED CHARGES


     The following table sets forth the Company's consolidated ratios of earnings to fixed charges for the periods indicated:

                                            February 7, 1995    February 7, 1995
                                            (inception) to       (inception) to      Nine months ended   For the quarter ended
                                           December 31, 1995   September 30, 1995   September 30, 1996    September 30, 1996
                                           ------------------- -------------------- -------------------- ----------------------
Ratio of earnings to fixed charges  ......       3.25x               1.87x                11.02x                10.09x

     The ratios of earnings to fixed charges presented above were computed by dividing the Company's earnings by fixed charges. For this purpose, earnings have been calculated by adding fixed charges to income before income taxes, extraordinary items and gain or loss on the disposition of real property. Fixed charges consist of interest costs, whether expensed or capitalized, the interest component of rental expense, if any, amortization of debt discounts and deferred financing costs, whether expensed or capitalized. To date, the Company has not issued any Preferred Shares; therefore, the ratio of earnings to combined fixed charges and Preferred Shares distributions are the same as the ratios of earnings to fixed charges presented above.



                        DESCRIPTION OF DEBT SECURITIES


     The Debt Securities will be issued under one or more indentures (an "Indenture") between the Company and a trustee (an "Indenture Trustee"). Any Indenture will be subject to, and governed by, the Trust Indenture Act of 1939, as amended (the "TIA"). The statements made hereunder relating to any Indentures and the Debt Securities to be issued thereunder are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indentures and such Debt Securities.

General

     The Company has filed with its Registration Statement with respect to the Offered Securities a form of Indenture (as supplemented from time to time, the "Senior Indenture") relating to the Senior Securities (as defined) and a form of Indenture (as supplemented from time to time, the "Subordinated Indenture") relating to the Subordinated Securities (as defined). The Debt Securities will be direct, unsecured obligations of the Company and, if issued under the Senior Indenture, will rank equally and ratably with other unsecured and unsubordinated indebtedness of the Company (the "Senior Securities"), or, if issued under the Subordinated Indenture, will be subordinated in right of payment to the prior payment in full of Senior Indebtedness (as defined in the applicable Prospectus Supplement) ("Subordinated Securities"). See "--Subordination." The Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of the Board of Trustees of the Company (the "Trustees") or as established in one or more indentures supplemental to any Indenture. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the holders of the Debt Securities of such series, for issuances of additional Debt Securities of such series.

     It is anticipated that any Indenture will provide that the Company may, but need not, designate more than one Indenture Trustee thereunder, each with respect to one or more series of Debt Securities. Any Indenture Trustee under any Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor Indenture Trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as Indenture Trustee with respect to different series of Debt Securities, each such Indenture Trustee shall be a trustee of a trust under the applicable Indenture separate and apart from the trust administered by any other Indenture Trustee, and, except as otherwise indicated herein, any action described herein to be taken by the Indenture Trustee may be taken by each such Indenture Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Indenture Trustee under the applicable Indenture.

     Reference is made to the Prospectus Supplement relating to the series of Debt Securities being offered for the specific terms thereof, including, where applicable, the following:

     (1) the title of such Debt Securities and whether such Debt Securities are Senior Securities or Subordinated Securities;

     (2) the aggregate principal amount of such Debt Securities and any limit on such aggregate principal amount;

     (3) the percentage of the principal amount at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof, or (if applicable) the portion of the principal amount of such Debt Securities which is convertible, or the method by which any such portion shall be determined;

     (4) if convertible, the terms on which such Debt Securities are convertible, including the initial conversion price or rate and the conversion period and, in connection with the preservation of the Company's status as a REIT, any applicable limitations on the ownership or transferability of the securities into which such Debt Securities are convertible;

     (5) the date or dates, or the method for determining such date or dates, on which the principal of such Debt Securities will be payable;

     (6) the rate or rates (which may be fixed or variable), or the method by which such rate or rates shall be determined, at which such Debt Securities will bear interest, if any;

     (7) the date or dates, or the method for determining such date or dates, from which any interest will accrue, the dates on which any such interest will be payable, the record dates for such interest payment dates, or the method by which any such date shall be determined, the person to whom such interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year of 12 months consisting of 30 days each;

     (8) the place or places where the principal of, any premium and interest on, and any additional amounts payable in respect of such Debt Securities will be payable, such Debt Securities may be surrendered for conversion or registration of transfer or exchange and notices or demands to or upon the Company in respect of such Debt Securities and the applicable Indenture may be served;

      (9) the period or periods within which, the price or prices at which and the terms and conditions upon which such Debt Securities may be redeemed, as a whole or in part, at the option of the Company, if the Company is to have such an option;

     (10) the obligation, if any, of the Company to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a holder thereof, and the period or periods within which, the price or prices at which and the terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, as a whole or in part, pursuant to such obligation;

     (11) if other than U.S. dollars, the currency or currencies in which such Debt Securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

     (12) if the principal of or premium, if any, or interest on such Debt Securities is to be payable, at the election of the Company or a holder thereof, in one or more currencies or currency units other than that or those in which such Debt Securities are stated to be payable, the currency, currencies or currency units in which payment of the principal of and premium, if any, and interest on Debt Securities of such series as to which such election is made shall be payable, and the periods within which and the terms and conditions upon which such election is to be made;

     (13) whether the amount of payments of principal of (and premium, if any) or interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not, be based on a currency, currencies, currency unit or units or composite currency or currencies) and the manner in which such amounts shall be determined;

     (14) the events of default or covenants of such Debt Securities, to the extent different from or in addition to those described herein, and any provisions granting special rights to the holders of such Debt Securities upon the occurrence of events specified in such Prospectus Supplement;

     (15) whether such Debt Securities will be issued in certificated and/or book-entry form;

     (16) whether such Debt Securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof and terms and conditions relating thereto;

     (17) whether any of such Debt Securities are to be issuable in permanent global form (a "Global Security") and, if so, the terms and conditions, if any, upon which interests in such Debt Securities in global form may be exchanged, in whole or in part, for the individual Debt Securities represented thereby;

     (18) the applicability, if any, of the defeasance and covenant defeasance provisions described herein or any modification thereof;

     (19) if such Debt Securities are to be issued upon the exercise of debt warrants, the time, manner and place for such Debt Securities to be authenticated and delivered;

     (20) whether and under what circumstances the Company will pay additional amounts on such Debt Securities in respect of any tax, assessment or governmental charge and, if so, whether the Company will have the option to redeem such Debt Securities in lieu of making such payment; and

     (21) any other terms of such Debt Securities.

     The Debt Securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities"). If material or applicable, special U.S. federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

     Except as described under "--Merger, Consolidation or Sale" or as may be set forth in any Prospectus Supplement, an Indenture will not contain any other provisions that would limit the ability of the Company to incur indebtedness or that would afford holders of the Debt Securities protection in the event of a highly leveraged or similar transaction involving the Company. However, restrictions on ownership and transfers of the Company's capital stock, designed to preserve its status as a REIT, may act to prevent or hinder a change of control. Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of or additions to the events of default or covenants that are described below, including any addition of a covenant or other provisions providing event risk or similar protection.


Denominations, Interest, Registration and Transfer

     Unless otherwise described in the applicable Prospectus Supplement, the Debt Securities of any series which are registered securities, other than registered securities issued in global form (which may be of any denomination), shall be issuable in denominations of $1,000 and any integral multiple thereof.


     Unless otherwise specified in the applicable Prospectus Supplement, the principal of (and premium, if any) and interest on any series of Debt Securities will be payable at the corporate trust office of the Indenture Trustee, initially at the address which will be set forth in the applicable Prospectus Supplement; provided that, at the option of the Company, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the applicable register or by wire transfer of funds to such person at an account maintained within the United States.

     Any interest not punctually paid or duly provided for on any interest payment date with respect to a Debt Security ("Defaulted Interest") will forthwith cease to be payable to the holder on the applicable regular record date and may either be paid to the person in whose name such Debt Security is registered at the close of business on a special record date (the "Special Record Date") for the payment of such Defaulted Interest to be fixed by the applicable Indenture Trustee, notice whereof shall be given to the holder of such Debt Security not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the applicable Indenture.

     Subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series will be exchangeable for other Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of such Debt Securities at the corporate trust office of the applicable Indenture Trustee. In addition, subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series may be surrendered for conversion or registration of transfer thereof at the corporate trust office of the applicable Indenture Trustee. Every Debt Security surrendered for conversion, registration of transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any Debt Securities, but the Indenture Trustee or the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. If the applicable Prospectus Supplement refers to any transfer agent (in addition to the Indenture Trustee) initially designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that the Company will be required to maintain a transfer agent in each place of payment for such series. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities.

     Neither the Company nor any Indenture Trustee shall be required to (i) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on (a) if such Debt Securities are issuable only as registered securities, the day of the mailing of the relevant notice of redemption and (b) if such Debt Securities are issuable as bearer securities, the day of the first publication of the relevant notice of redemption or, if such Debt Securities are also issuable as registered securities and there is no publication, the mailing of the relevant notice of redemption, or (ii) to register the transfer of or exchange any registered security so selected for redemption in whole or in part, except, in the case of any registered security to be redeemed in part, the portion thereof not to be redeemed, or (iii) to exchange any bearer security so selected for redemption except that such a bearer security may be exchanged for a registered security of that series and like tenor; provided that such registered security shall be simultaneously surrendered for redemption, or (iv) to issue, register the transfer of or exchange any Debt Security which has been surrendered for repayment at the option of the holder, except the portion, if any, of such Debt Security not to be so repaid.

Merger, Consolidation or Sale

     The Company may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other entity; provided that (i) either the Company shall be the continuing entity or the successor entity (if other than the Company) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets shall expressly assume payment of the principal of (and premium, if any) and interest on all of the Debt Securities and the due and punctual performance and observance of all of the covenants and conditions contained in any Indenture; (ii) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of the Company or any subsidiary as a result thereof as having been incurred by the Company or such subsidiary at the time of such transaction, no event of default under any Indenture, and no event which, after notice or the lapse of time, or both, would become such an event of default, shall have occurred and be continuing; and (iii) an officer's certificate and legal opinion covering such conditions shall be delivered to the Indenture Trustee.


Certain Covenants

     Existence. Except as permitted under "--Merger, Consolidation or Sale," the Company will be required to do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence, rights (charter and statutory) and franchises; provided, however, that the Company shall not be required to preserve any right or franchise if it determines that the preservation thereof is no longer desirable in the conduct of its business.


     Provision of Financial Information. Whether or not the Company is subject to Section 13 or 15(d) of the Exchange Act, the Company will, to the extent permitted under the Exchange Act, file with the Commission the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to such Section 13 or 15(d) (the "Financial Statements") if the Company were so subject, such documents to be filed with the Commission on or prior to the respective dates (the "Required Filing Dates") by which the Company would have been required so to file such documents if the Company were so subject. The Company will also in any event
(i) within 15 days of each Required Filing Date (a) transmit by mail to all holders of Debt Securities, as their names and addresses appear in the Company's security register, without cost to such holders, copies of the annual reports and quarterly reports which the Company would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Company were subject to such Sections, and (b) file with the applicable Indenture Trustee copies of the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Company were subject to such Sections, and (ii) if filing such documents by the Company with the Commission is not permitted under the Exchange Act, promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective holder of Debt Securities.

     Additional Covenants. Any additional or different covenants of the Company with respect to any series of Debt Securities will be set forth in the Prospectus Supplement relating thereto.


Events of Default, Notice and Waiver

     Each Indenture will provide that the following events are "Events of Default" with respect to any series of Debt Securities issued thereunder; (a) default for 30 days in the payment of any installment on any Debt Security of such series; (b) default in the payment of the principal of (or premium, if any, on) any Debt Security of such series at its maturity; (c) default in making any sinking fund payments as required for any Debt Security of such series; (d) default in the performance of any other covenant of the Company contained in the applicable Indenture (other than a covenant added to such Indenture solely for the benefit of a series of Debt Securities issued thereunder other than such series), such default having continued for 60 days after written notice as provided in such Indenture; (e) default in the payment of an aggregate principal amount exceeding a specified dollar amount of any evidence of indebtedness of the Company or any mortgage, indenture or other instrument under which such indebtedness is issued or by which such indebtedness is secured, such default having occurred after the expiration of any applicable grace period and having resulted in the acceleration of the maturity of such indebtedness, but only if such indebtedness is not discharged or such acceleration is not rescinded or annulled; (f) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Company or any Significant Subsidiary (as hereinafter defined) or any of their respective property; and (g) any other event of default provided with respect to a particular series of Debt Securities. The term "Significant Subsidiary" means each significant subsidiary (as defined in Regulation S-X promulgated under the Securities Act) of the Company.

     If an Event of Default (other than an Event of Default described in clause
(f) above) under any Indenture with respect to Debt Securities of any series at the time outstanding occurs and is continuing, then in every such case the applicable Indenture Trustee or the holders of not less than a majority in principal amount of the outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or indexed securities, such portion of the principal amount as may be specified in the terms thereof) of all of the Debt Securities of that series to be due and payable immediately by written notice thereof to the Company (and to the applicable Indenture Trustee if given by the holders). If an Event of Default described in clause (f) above with respect to the Debt Securities of any series at the time outstanding shall occur, the principal amount of all the Debt Securities of that series (or, in the case of any such Original Issue Discount Security or other Debt Security, such specified amount) will automatically, and without any action by the Indenture Trustee or any holder of such series of Debt Securities, become immediately due and payable. However, at any time after such a declaration of acceleration with respect to Debt Securities of such series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the applicable Indenture Trustee, the holders of not less than a majority in principal amount of outstanding Debt Securities of such series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be) may rescind and annul such declaration and its consequences if (i) the Company shall have deposited with the applicable Indenture Trustee all required payments of the principal of (and premium, if any) and interest on the Debt Securities of such series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be), plus certain fees, expenses, disbursements and advances of the applicable Indenture Trustee, and (ii) all Events of Default, other than the non-payment of accelerated principal (or specified portion thereof), or premium (if any) or interest on the Debt Securities of such series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be) have been cured or waived as provided in the applicable Indenture. Each of the Indentures will also provide that the holders of not less than a majority in principal amount of the outstanding Debt Securities of any series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be) may waive any past default with respect to such series and its consequences, except a default (i) in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or (ii) in respect of a covenant or provision contained in the applicable Indenture that cannot be modified or amended without the consent of the holder of each outstanding Debt Security affected thereby.

     The Indenture Trustee will be required to give notice to the holders of Debt Securities within 90 days of a default under the applicable Indenture unless such default has been cured or waived; provided, however, that such Indenture Trustee may withhold notice to the holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if specified responsible officers of such Indenture Trustee consider such withholding to be in the interest of such holders.

     Each Indenture will provide that no holders of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to the Indenture or for any remedy thereunder, except in the case of failure of the Indenture Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an event of default from the holders of not less than a majority in principal amount of the outstanding Debt Securities of such series, as well as an offer of reasonable indemnity. This provision will not prevent, however, any holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on such Debt Securities at the respective due dates thereof.

     Subject to provisions in the applicable Indenture relating to its duties in case of default, no Indenture Trustee will be under any obligation to exercise any of its rights or powers under such Indenture at the request or direction of any holders of any series of Debt Securities then outstanding under such Indenture, unless such holders shall have offered to the Indenture Trustee reasonable security or indemnity. The holders of not less than a majority in principal amount of the outstanding Debt Securities of any series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable Indenture Trustee, or of exercising any trust or power conferred upon such Indenture Trustee. However, an Indenture Trustee may refuse to follow any direction which is in conflict with any law or the Indenture, which may involve such Indenture Trustee in personal liability or which may be unduly prejudicial to the holders of Debt Securities of such series not joining therein.

     The Company will be required to deliver to each Indenture Trustee annually a certificate, signed by one of several specified officers of the Company, stating whether or not such officer has knowledge of any default under the applicable Indenture and, if so, specifying each such default and the nature and status thereof.


Modification of the Indenture

     Modifications and amendments of an Indenture will be permitted to be made only with the consent of the holders of not less than a majority in principal amount of all outstanding Debt Securities or series of outstanding Debt Securities which are affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the holder of each such Debt Security affected thereby, (i) change the stated maturity of the principal of, or any installment of interest (or premium, if any) on any such Debt Security; (ii) reduce the principal amount of, or the rate or amount of interest on, or any premium payable on redemption of, any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of any such Debt Security; (iii) change the place of payment, or the coin or currency, for payment of principal of, premium, if any, or interest on any such Debt Security; (iv) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security; (v) reduce the above-stated percentage of outstanding Debt Securities of any series necessary to modify or amend the Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in such Indenture; or (vi) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the holder of such Debt Security.

     Each Indenture will provide that the holders of not less than a majority in principal amount of a series of outstanding Debt Securities have the right to waive compliance by the Company with certain covenants relating to such series of Debt Securities in such Indenture.

     Modifications and amendments of an Indenture will be permitted to be made by the Company and the applicable Indenture Trustee thereunder without the consent of any holder of Debt Securities for any of the following purposes: (i) to evidence the succession of another person to the Company as obligor under such Indenture; (ii) to add to the covenants of the Company for the benefit of the holders of all or any series of Debt Securities or to surrender any right or power conferred upon the Company in such Indenture; (iii) to add events of default for the benefit of the holders of all or any series of Debt Securities;
(iv) to add or change any provisions of the Indenture to facilitate the issuance of, or to liberalize certain terms of, Debt Securities in bearer form, or to permit or facilitate the issuance of Debt Securities in uncertificated form; provided that such action shall not adversely affect the interests of the holders of the Debt Securities in any material respect; (v) to change or eliminate any provisions of the Indenture; provided that any such change or elimination shall become effective only when there are no Debt Securities outstanding of any series created prior thereto which are entitled to the benefit of such provision; (vi) to secure the Debt Securities; (vii) to establish the form or terms of Debt Securities of any series, including the provisions and procedures, if applicable, for the conversion of such Debt Securities into Common Shares or Preferred Shares; (viii) to provide for the acceptance of appointment by a successor Indenture Trustee or facilitate the administration of the trusts under an Indenture by more than one Indenture Trustee; (ix) to cure any ambiguity, defect or inconsistency in an Indenture; provided that such action shall not adversely affect the interests of holders of Debt Securities of any series in any material respect; or (x) to supplement any of the provisions of an Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such Debt Securities; provided that such action shall not adversely affect the interests of the holders of the Debt Securities of any series in any material respect.

     Each Indenture will provide that in determining whether the holders of the requisite principal amount of outstanding Debt Securities of a series have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of holders of Debt Securities, (i) the principal amount of an Original Issue Discount Security that shall be deemed to be outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon declaration of acceleration of the maturity thereof, (ii) the principal amount of a Debt Security denominated in a foreign currency that shall be deemed outstanding shall be the U.S. dollar equivalent, determined on the issue date for such Debt Security, of the principal amount (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent on the issue date of such Debt Security of the amount determined as provided in (i) above), (iii) the principal amount of an indexed security that shall be deemed outstanding shall be the principal face amount of such indexed security at original issuance, unless otherwise provided with respect to such indexed security in the applicable Indenture, and (iv) Debt Securities owned by the Company or any other obligor upon the Debt Securities or any affiliate of the Company or of such other obligor shall be disregarded.

     Each Indenture will contain provisions for convening meetings of the holders of Debt Securities of a series. A meeting may be called at any time by an Indenture Trustee, and also, upon request, by the Company or the holders of at least 25% in principal amount of the outstanding Debt Securities of such series, in any such case, upon notice given as provided in such Indenture. Except for any consent that must be given by the holder of each Debt Security affected by certain modifications and amendments of an Indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding Debt Securities of that series; provided, however, that, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the holders of a specified percentage, which is less than a majority, in principal amount of the outstanding Debt Securities of a series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the holders of such specified percentage in principal amount of the outstanding Debt Securities for that series. Any resolution passed or decision taken at any meeting of holders of Debt Securities of any series duly held in accordance with the applicable Indenture will be binding on all holders of Debt Securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the outstanding Debt Securities of a series; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the holders of not less than a specified percentage in principal amount of the outstanding Debt Securities of a series, the persons holding or representing such specified percentage in principal amount of the outstanding Debt Securities of such series will constitute a quorum.

     Notwithstanding the foregoing provisions, each Indenture will provide that if any action is to be taken at a meeting of holders of Debt Securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that such Indenture expressly provides may be made, given or taken by the holders of such series and one or more additional series: (i) there shall be no minimum quorum requirement for such meeting and
(ii) the principal amount of the outstanding Debt Securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under such Indenture.


Discharge, Defeasance and Covenant Defeasance

     The Company may discharge certain obligations to holders of any series of Debt Securities that have not already been delivered to the applicable Indenture Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with such Indenture Trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable in an amount sufficient to pay the entire indebtedness on such Debt Securities in respect of principal (and premium, if any) and interest to the date of such deposit (if such Debt Securities have become due and payable) or to the stated maturity or redemption date, as the case may be.

     An Indenture may provide that, if certain provisions thereof are made applicable to the Debt Securities of or within a series pursuant to the Indenture, the Company may elect either (i) to defease and be discharged from any and all obligations with respect to such Debt Securities (except for the obligation to pay additional amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such

Debt Securities and the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of such Debt Securities and to hold moneys for payment in trust) ("defeasance") or (ii) to be released from its obligations with respect to such Debt Securities under certain sections of such Indenture (including the restrictions described under "--Certain Covenants") and, if provided pursuant to such Indenture, its obligations with respect to any other covenant, and any omission to comply with such obligations shall not constitute a default or an event of default with respect to such Debt Securities ("covenant defeasance"), in either case upon the irrevocable deposit by the Company with the applicable Indenture Trustee, in trust, of an amount, in such currency or currencies, currency unit or units of composite currency or currencies in which such Debt Securities are payable at stated maturity, or Government Obligations (as defined below), or both, applicable to such Debt Securities which through the scheduled payment of principal and interest, in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled dates therefor.

     Such a trust may be established only if, among other things, the Company has delivered to the applicable Indenture Trustee an opinion of counsel (as specified in the applicable Indenture) to the effect that the holders of such Debt Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred.

     "Government Obligations" means securities which are (i) direct obligations of the United States of America or the government which issued the foreign currency in which the Debt Securities of a particular series are payable, for the payment of which its full faith and credit is pledged or (ii) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such government which issued the foreign currency in which the Debt Securities of a particular series are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or such other government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligations or the specific payment of interest on or principal of the Government Obligations evidenced by such depository receipt.

     Unless otherwise provided in the applicable Prospectus Supplement, if after the Company has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Debt Securities of any series, (i) the holder of a Debt Security of such series is entitled to, and does, elect pursuant to the applicable Indenture or the terms of such Debt Security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such Debt Security, or (ii) a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such Debt Security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest on such Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the currency, currency unit or composite currency in which such Debt Security becomes payable as a result of such election or such cessation of usage based on the applicable market exchange rate. "Conversion Event" means the cessation of use of (i) a currency, currency unit or composite currency both by the government of the country which issued such currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community,
(ii) the ECU both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Communities or
(iii) any currency unit or composite currency other than the ECU for the purposes for which it was established. Unless otherwise provided in the applicable Prospectus Supplement, all payments of principal of (and premium, if any) and interest on any Debt Security that is payable in a foreign currency that ceases to be used by its government of issuance shall be made in U.S. dollars.

     In the event the Company effects covenant defeasance with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any event of default other than the event of default described in clause (d) under "--Events of Default, Notice and Waiver" with respect to certain sections of the applicable Indenture (which sections would no longer be applicable to such Debt Securities) or described in clause (g) under "--Events of Default, Notice and Waiver" with respect to any other covenant as to which there has been covenant defeasance, the amount in such currency, currency unit or composite currency in which such Debt Securities are payable, and Government Obligations on deposit with the Trustee, will be sufficient to pay amounts due on such Debt Securities at the time of their stated maturity but may not be sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such event of default. However, the Company would remain liable to make payment of such amounts due at the time of acceleration.

     Notwithstanding the description set forth under "--Subordination" below, in the event that the Company deposits money or Government Obligations in compliance with the applicable Indenture in order to defease all or certain of its obligations with respect to any Subordinated Securities, the moneys or Government Obligations so deposited will not be subject to the subordination provisions of such Indenture and the indebtedness evidenced by such Subordinated Securities will not be subordinated in right of payment to the holders of senior indebtedness to the extent of the moneys or Government Obligations so deposited.

     The applicable Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the Debt Securities of or within a particular series.


Conversion Rights

     The terms and conditions, if any, upon which the Debt Securities are convertible into Common or Preferred Shares will be set forth in the Prospectus Supplement relating thereto. Such terms will include whether such Debt Securities are convertible into Common or Preferred Shares, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Debt Securities and any restrictions on conversion, including restrictions directed at maintaining the Company's REIT status.


Subordination

     The terms and conditions, if any, upon which Subordinated Securities of a series are subordinated to Debt Securities of other series or to other indebtedness of the Company will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include a description of the indebtedness ranking senior to such Subordinated Securities, the restrictions on payments to the holders of such Subordinated Securities while a default with respect to such senior indebtedness is continuing, the restrictions, if any, on payments to the holders of such Subordinated Securities following an Event of Default, and provisions requiring holders of such Subordinated Securities to remit certain payments to holders of senior indebtedness.


Global Securities

     If so set forth in the applicable Prospectus Supplement, the Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a depositary identified in the applicable Prospectus Supplement relating to such series. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to any such series of Debt Securities will be described in the related Prospectus Supplement.


                             DESCRIPTION OF SHARES

     The Declaration of Trust ("Declaration") authorizes the Company to issue an aggregate of 200,000,000 shares of beneficial interest ("Shares") in the Company, including (i) 100,000,000 Common Shares, par value $.01 per share, and
(ii) 100,000,000 Preferred Shares, without par value. As of September 30, 1996 there were 26,856,800 Shares outstanding, all of which were Common Shares.

     The following descriptions do not purport to be complete and are subject to, and qualified in their entirety by reference to, the more complete descriptions thereof set forth in the Declaration. Capitalized terms not defined herein are as defined in the Declaration.

     The Declaration authorizes the Trustees to cause the issuance, without shareholder approval, of classes or series of Preferred Shares from time to time and to set (or change, if the class or series has been previously established) the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms and conditions of redemption of such Preferred Shares as are not prohibited by the Declaration or applicable law. As of September 30, 1996, the Trustees had not authorized any class or series of Preferred Shares.

     Except as otherwise determined by the Trustees with respect to any class or series of Preferred Shares, all Shares: (i) will participate equally in dividends payable to shareholders when, as and if declared by the Trustees and ratably in net assets available for distribution to shareholders on liquidation or dissolution; (ii) will have one vote per share on all matters submitted to a vote of the shareholders, (iii) will not have cumulative voting rights in the election of Trustees; and (iv) will have no preference, conversion, exchange, sinking fund, redemption rights or preemptive or similar rights.

     Upon issuance in accordance with the Declaration, applicable law and the terms and conditions described in the related Prospectus Supplement, the Shares will be fully paid and nonassessable. The holders of Shares do not have preemptive rights with respect to the issuance of additional Shares or other securities of the Company.

     The authorized but unissued Shares will be available for issuance from time to time by the Company at the sole discretion of its Board of Trustees for any proper trust purpose, which could include raising capital, providing compensation or benefits to employees and others, paying stock dividends or acquiring companies, businesses or properties. The issuance of such unissued Shares could have the effect of diluting the earnings per share and book value per share of currently outstanding Shares.

     For certain other information with respect to the Shares, see "Limitation of Liabilities; Shareholder Liability" and "Redemption; Trustees; Business Combinations and Control Share Acquisitions" below.



                        DESCRIPTION OF PREFERRED SHARES

     The Declaration authorizes the Board of Trustees to cause the issuance, without shareholder approval, of classes or series of Preferred Shares from time to time and to set (or change, if the class or series has been previously established) the par value, if any, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms and conditions of redemption of such Preferred Shares that are not prohibited by the Declaration or applicable law.

     The following description of the Preferred Shares sets forth certain general terms and provisions of the Preferred Shares to which any Prospectus Supplement may relate. The statements below describing the Preferred Shares are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Declaration (including any applicable articles supplementary) and By-Laws.


General

     Subject to limitations prescribed by Maryland law and the Declaration, the Trustees are authorized to fix the number of shares constituting each series of Preferred Shares and the designations and powers, preferences and relative, participating, optional or other specific rights and qualifications, limitations or restrictions thereof, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolutions of the Trustees.

     Reference is made to the Prospectus Supplement relating to the Preferred Shares offered thereby for specific terms, including:

    (1) the title of such Preferred Shares;

    (2) the number of shares of such Preferred Shares offered, the par value, if any, the liquidation preference per share and the offering price of such Preferred Shares;

    (3) the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Shares;

    (4) the date from which dividends on such Preferred Shares shall accumulate, if applicable;

    (5) the procedures for any auction and remarketing, if any, for such Preferred Shares;

    (6) the provision for a sinking fund, if any, for such Preferred Shares;

    (7) the provision for redemption, if applicable, of such Preferred Shares;


    (8) any listing of such Preferred Shares on any securities exchange;

    (9) the terms and conditions, if applicable, upon which such Preferred Shares will be convertible into Common Shares of the Company or another series of Offered Securities, including the conversion price (or manner of calculation thereof);

   (10) whether interests in such Preferred Shares will be represented by Depositary Shares as more fully described below under "Description of Depositary Shares";

   (11) any other specific terms, preferences, rights, limitations or restrictions of such Preferred Shares;

   (12) a discussion of federal income tax considerations applicable to such Preferred Shares;

   (13) the relative ranking and preferences of such Preferred Shares as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company;

   (14) any limitations on issuance of any series of Preferred Shares ranking senior to or on a parity with such series of Preferred Shares as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; and

   (15) any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of the Company as a REIT.

     As described under "Description of Depositary Shares," the Company may, at its option, elect to offer Depositary Shares evidenced by depositary receipts ("Depositary Receipts"), each representing a fractional interest (to be specified in the Prospectus Supplement relating to the particular series of the Preferred Shares) in a share of the particular series of the Preferred Shares issued and deposited with a Depositary (as defined below).


Rank

     Unless otherwise determined by the Trustees and specified in the applicable Prospectus Supplement, it is expected that the Preferred Shares will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank (i) senior to all Common Shares, and to all equity securities ranking junior to such Preferred Shares; (ii) on a parity with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with the Preferred Shares; and (iii) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank senior to the Preferred Shares.


Dividends

     Holders of Preferred Shares of each series shall be entitled to receive, when, as and if declared by the Trustees, out of assets of the Company legally available for payment, cash dividends at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Each such dividend shall be payable to holders of record as they appear on the stock transfer books of the Company (or, if applicable, on the records of the Depositary referred to below under "Description of Depositary Shares") on such record dates as shall be fixed by the Trustees.

     Dividends on any series of the Preferred Shares may be cumulative or noncumulative, as provided in the applicable Prospectus Supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable Prospectus Supplement. If the Trustees fail to declare a dividend payable on a dividend payment date on any series of the Preferred Shares for which dividends are noncumulative, then the holders of such series of the Preferred Shares will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and the Company will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.

     If Preferred Shares of any series are outstanding, no full dividends shall be declared or paid or set apart for payment on the Preferred Shares of the Company of any other series ranking, as to dividends, on a parity with or junior to the Preferred Shares of such series for any period unless (i) if such series of Preferred Shares has a cumulative dividend, full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Shares of such series for all past dividend periods and the then current dividend period or (ii) if such series of Preferred Shares does not have a cumulative dividend, full dividends for the then current dividend period have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Shares of such series. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Preferred Shares of any series and the shares of any other series of Preferred Shares ranking on a parity as to dividends with the Preferred Shares of such series, all dividends declared upon Preferred Shares of such series and any other series of Preferred Shares shall in all cases bear to each other the same ratio that accrued dividends per share on the Preferred Shares of such series (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Shares do not have a cumulative dividend) and such other series of Preferred Shares bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Preferred Shares of such series which may be in arrears.

     Except as provided in the immediately preceding paragraph, unless (i) if such series of Preferred Shares has a cumulative dividend, full cumulative dividends on the Preferred Shares of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the repayment thereof set apart for payment for all past dividend periods and the then current dividend period, and (ii) if such series of Preferred Shares does not have a cumulative dividend, full dividends on the Preferred Shares of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no dividends (other than in Common Shares or other capital stock ranking junior to the Preferred Shares of such series as to dividends and upon liquidation) shall be declared or paid or set aside for payment or other distribution shall be declared or made upon the Common Shares or any other capital stock of the Company ranking junior to or on a parity with the Preferred Shares of such series as to dividends or upon liquidation, nor shall any Common Shares or any other capital stock of the Company ranking junior to or on a parity with the Preferred Shares of such series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by the Company (except by conversion into or exchange for other capital stock of the Company ranking junior to the Preferred Shares of such series as to dividends and upon liquidation and except pursuant to certain pro rata offers to purchase or a concurrent redemption of all, or a pro rata portion of, the outstanding shares of the Preferred Shares of such series and any other series of Preferred Shares ranking on a parity with such series as to dividends and liquidation).

     Any dividend payment made on shares of a series of Preferred Shares shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of such series which remains payable.


Redemption

     If so provided in the applicable Prospectus Supplement, the Preferred Shares will be subject to mandatory redemption or redemption at the option of the Company, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

     The Prospectus Supplement relating to a series of Preferred Shares that is subject to mandatory redemption will specify the number of such Preferred Shares that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such Preferred Shares do not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Shares of any series is payable only from the net proceeds of the issuance of capital stock of the Company, the terms of such Preferred Shares may provide that, if no such capital stock shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Shares shall automatically and mandatorily be converted into shares of the applicable capital stock of the Company pursuant to conversion provisions specified in the applicable Prospectus Supplement.

     Notwithstanding the foregoing, unless (i) if such series of Preferred Shares has a cumulative dividend, full cumulative dividends on all shares of any series of Preferred Shares shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, and (ii) if such series of Preferred Shares does not have a cumulative dividend, full dividends on the Preferred Shares of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no shares of any series of Preferred Shares shall be redeemed unless all outstanding Preferred Shares of such series are simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of Preferred Shares of such series pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Preferred Shares of such series, and, unless (i) if such series of Preferred Shares has a cumulative dividend, full cumulative dividends on all outstanding shares of any series of Preferred Shares have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, and (ii) if such series of Preferred Shares does not have a cumulative dividend, full dividends on the Preferred Shares of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, the Company shall not purchase or otherwise acquire directly or indirectly any Preferred Shares of such series (except by conversion into or exchange for capital stock of the Company ranking junior to the Preferred Shares of such series as to dividends and upon liquidation).

     If fewer than all of the outstanding Preferred Shares of any series are to be redeemed, the number of Preferred Shares to be redeemed will be determined by the Company and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares) or by lot in manner determined by the Company.

     Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of Preferred Shares of any series to be redeemed at the address shown on the stock transfer books of the Company. Each notice shall state: (i) the redemption date; (ii) the number of shares and series of the Preferred Shares to be redeemed; (iii) the redemption price; (iv) the place or places where certificates for such Preferred Shares are to be surrendered for payment of the redemption price; (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and (vi) the date upon which the holder's conversion rights, if any, as to such shares shall terminate. If fewer than all the Preferred Shares of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of Preferred Shares to be redeemed from each such holder. If notice of redemption of any Preferred Shares has been given and if the funds necessary for such redemption have been set aside by the Company in trust for the benefit of the holders of any of the Preferred Shares so called for redemption, then from and after the redemption date dividends will cease to accrue on such Preferred Shares, and any and all rights of the holders of such shares will terminate, except the right to receive the redemption price.


Liquidation Preference

     Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, then, before any distribution or payment shall be made to the holders of any Common Shares or any other class or series of capital stock of the Company ranking junior to the Preferred Shares in the distribution of assets upon any liquidation, dissolution or winding up of the Company, the holders of each series of Preferred Shares shall be entitled to receive out of assets of the Company legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement), plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Shares do not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Preferred Shares will have no right or claim to any of the remaining assets of the Company. In the event that upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding Preferred Shares and the corresponding amounts payable on all shares of other classes or series of capital stock of the Company ranking on a parity with the Preferred Shares in the distribution of assets, then the holders of the Preferred Shares and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

     If liquidating distributions shall have been made in full to all holders of Preferred Shares, the remaining assets of the Company shall be distributed among the holders of any other classes or series of capital stock ranking junior to the Preferred Shares upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of the Company with or into any other trust or corporation, or the sale, lease or conveyance of all or substantially all of the property or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.


Voting Rights

     Holders of the Preferred Shares will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable Prospectus Supplement.

     Unless otherwise specified in the related Prospectus Statement, at any time dividends on any Preferred Shares shall be in arrears for six consecutive quarterly periods, the holders of such Preferred Shares (voting separately as a class with all other series of preferred shares upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional trustees of the Company at the next annual meeting of shareholders and at each subsequent meeting until (i) if such series of Preferred Shares has a cumulative dividend, all dividends accumulated on such Preferred Shares for the past dividend periods and the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment or (ii) if such series of Preferred Shares does not have a cumulative dividend, four consecutive quarterly dividends shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In such case, the entire Board of Trustees of the Company will be increased by two trustees.

     Unless provided otherwise for any series of Preferred Shares, so long as any Preferred Shares remain outstanding, the Company shall not, without the affirmative vote or consent of the holders of a majority of the shares of each series of Preferred Shares outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), (i) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking prior to such series of Preferred Shares with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, or reclassify any authorized capital stock of the Company into any such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (ii) amend, alter or repeal the provisions of the Declaration or the certificate of designations for such series of Preferred Shares, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of such series of Preferred Shares or the holders thereof; provided, however, that any increase in the amount of the authorized Preferred Shares or the creation or issuance of any other series of Preferred Shares, or any increase in the amount of authorized shares of such series or any other series of Preferred Shares, in each case ranking on a parity with or junior to the Preferred Shares of such series with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

     The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of such series of Preferred Shares shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

     As more fully described under "Description of Depositary Shares" below, if the Company elects to issue Depositary Shares, each representing a fraction of share of a series of the Preferred Shares, each such Depositary will, in effect be entitled to such fraction of a vote per Depositary Share.

Conversion Rights

     The terms and conditions, if any, upon which shares of any series of Preferred Shares may be converted into or exchanged for Common Shares or another series of Preferred Shares or other series of Offered Securities will be set forth in the Prospectus Supplement relating thereto. Such terms will include the number of Common Shares or other securities into which the Preferred Share is convertible or exchangeable, conversion or exchange price (or manner of calculation thereof), the conversion or exchange period, provisions as to whether conversion or exchange will be at the option of the holders of the Preferred Shares or the Company, the events requiring an adjustment of the conversion or exchange price and provisions affecting conversion or exchange in the event of the redemption of such Preferred Shares.



                       DESCRIPTION OF DEPOSITARY SHARES


General

     The description set forth below and in any applicable Prospectus Supplement of certain provisions of any Deposit Agreement (as defined below) and of the Depositary Shares and Depositary Receipts does not purport to be complete and is subject to and qualified in its entirety by reference to the forms of Deposit Agreement and Depositary Receipts relating to each series of the Preferred Shares which have been or will be filed with the Commission at or prior to the time of the offering of such series of the Preferred Shares.

     The Company may, at its option, elect to offer fractional interests in shares of Preferred Shares, rather than shares of Preferred Shares. In the event such option is exercised, the Company will provide for the issuance by a Depositary (as defined below) to the public of receipts for Depositary Shares, each of which will represent a fractional interest to be set forth in the Prospectus Supplement relating to a particular series of the Preferred Shares which will be filed with the Commission at or prior to the time of the offering of such series of the Preferred Shares as described below. Preferred Shares of each series represented by Depositary Shares will be deposited under a separate deposit agreement (each, a "Deposit Agreement") among the Company and the depositary named therein (a "Depositary"). The Prospectus Supplement relating to a series of Depositary Shares will set forth the name and address of the Depositary. Subject to the terms of the applicable Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to the fractional interest of a share of a particular series of Preferred Shares represented by such Depositary Share to all the rights and preferences of the Preferred Shares represented by such Depositary Shares (including dividend, voting, conversion, redemption and liquidation rights).

     The Depositary Shares will be evidenced by Depositary Receipts issued pursuant to the applicable Deposit Agreement. Upon surrender of Depositary Receipts at the office of the Depositary and upon payment of the charges provided in the Deposit Agreement and subject to the terms thereof, a holder of Depositary Shares is entitled to have the Depositary deliver to such holder the whole shares of Preferred Shares underlying the Depositary Shares evidenced by the surrendered Depositary Receipts.


Dividends and Other Distributions

     A Depositary will be required to distribute all cash dividends or other cash distributions received in respect of the applicable Preferred Shares to the record holders of Depositary Receipts evidencing the related Depositary Shares in proportion to the number of such Depositary Receipts owned by such holders, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to such Depositary. Fractions will be rounded down to the market whole cent.

     In the event of a distribution other than in cash, a Depositary will be required to distribute property received by it to the record holders of Depositary Receipts entitled thereto, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to such Depositary, unless such Depositary determines that it is not feasible to make such distribution, in which case such Depositary may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holders.

     No distributions will be made in respect of any Depositary Share to the extent that it represents any Preferred Shares which have been converted or exchanged. The Deposit Agreement will also contain provisions relating to the manner in which any subscription or similar rights offered by the Company to holders of the Preferred Shares shall be made available to holders of Depositary Shares.

Redemption of Depositary Shares

     If a series of the Preferred Shares underlying the Depositary Shares is subject to redemption, the Depositary Shares will be redeemed from the proceeds received by the Depositary resulting from the redemption, in whole or in part, of such series of the Preferred Shares held by the Depositary. The Depositary shall mail notice of redemption not less than 30 and not more than 60 days prior to the date fixed for redemption to the record holders of the Depositary Receipts evidencing the Depositary Shares to be so redeemed at their respective addresses appearing in the Depositary's books. The redemption price per Depositary Share will be equal to the applicable fraction of the redemption price per share payable with respect to such series of the Preferred Shares. Whenever the Company redeems shares of Preferred Shares held by the Depositary, the Depositary will redeem as of the same redemption date the number of Depositary Shares relating to shares of Preferred Shares so redeemed. If less than all of the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot or pro rata as may be determined by the Depositary.

     After the date fixed for redemption, the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depositary Shares and the related Depositary Receipts will cease, except the right to receive the moneys payable upon such redemption and any money or other property to which the holders of such Depositary Shares were entitled upon such redemption upon surrender to the Depositary of the Depositary Receipts evidencing such Depositary Shares.


Voting of the Preferred Shares

     Upon receipt of notice of any meeting at which the holders of the applicable Preferred Shares are entitled to vote, a Depositary will be required to mail the information contained in such notice of meeting to the record holders of the Depositary Receipts evidencing the Depositary Shares which represent such Preferred Shares. Each record holder of Depositary Receipts evidencing Depositary Shares on the record date (which will be the same date as the record date for the Preferred Shares) will be entitled to instruct such Depositary as to the exercise of the voting rights pertaining to the amount of Preferred Shares represented by such holder's Depositary Shares. Such Depositary will endeavor, insofar as practical, to vote the amount of Preferred Shares represented by such Depositary Shares in accordance with such instructions, and the Company will agree to take all reasonable action which may be deemed necessary by such Depositary in order to enable such Depositary to do so. Such Depositary will be required to abstain from voting the amount of Preferred Shares represented by such Depositary Shares to the extent it does not receive specific instructions from the holders of Depositary Receipts evidencing such Depositary Shares. The Depositary will not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any such vote made, as long as such action or non-action is in good faith and does not result from gross negligence or willful misconduct of such Depositary.


Liquidation Preference

     In the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of each Depositary Share will be entitled to the fraction of the liquidation preference accorded each Preferred Share represented by such Depositary Share, as set forth in the applicable Prospectus Supplement.


Conversion of Preferred Shares

     The Depositary Shares, as such, will not be convertible into or exchangeable for Common Shares, Preferred Shares or any other securities or property of the Company. Nevertheless, if so specified in the applicable Prospectus Supplement relating to an offering of Depositary Shares, the Depositary Receipts may be surrendered by holders thereof to the applicable Depositary with written instructions to such Depositary to instruct the company to cause conversion or exchange of the Preferred Shares represented by the Depositary Share evidenced by such Depositary Receipts into Common Shares, other shares of Preferred Shares of the Company or such other securities as shall be provided therein, and the Company will agree that upon receipt of such instruction and any amounts payable in respect thereof, it will cause the conversion or exchange thereof utilizing the same procedures as those provided for delivery of Preferred Shares to effect such conversion or exchange. If the Depositary Shares evidenced by a Depositary Receipt are to be converted in part only, a new Depositary Receipt or Depositary Receipts will be issued for any Depositary Shares not to be converted.

Amendment and Termination of a Deposit Agreement

     Any form of Depositary Receipt evidencing Depositary Shares and any provision of a Deposit Agreement will be permitted at any time to be amended by agreement between the Company and the applicable Depositary. However, any amendment that materially and adversely alters the rights of the holders of Depositary Shares will not be effective unless such amendment has been approved by the existing holders of at least a majority of the applicable Depositary Shares then outstanding. Every holder of an outstanding Depositary Receipt at the time any such amendment becomes effective shall be deemed, by continuing to hold such Depositary Receipt, to consent and agree to such amendment and to be bound by the applicable Deposit Agreement as amended thereby.

     Any Deposit Agreement may be terminated by the Company upon not less than 30 days' prior written notice to the applicable Depositary if (i) such termination is necessary to preserve the Company's status as a REIT or (ii) a majority of each series of Preferred Shares affected by such termination consents to such termination, whereupon such Depositary will be required to deliver or make available to each holder of Depositary Receipts, upon surrender of the Depositary Receipts held by such holder, such number of whole or fractional Preferred Shares as are represented by the Depositary Shares evidenced by such Depositary Receipts together with any other property held by such Depositary with receipts to such Depositary Receipts. The Company will agree in each Depositary Agreement that if such Deposit Agreement is terminated to preserve the Company's status as a REIT, then the Company will use its best efforts to list the Preferred Shares issued upon surrender of the related Depositary Shares on a national securities exchange. In addition, a Deposit Agreement will automatically terminate if (i) all outstanding Depositary Shares thereunder shall have been redeemed; (ii) there shall have been a final distribution in respect of the related Preferred Shares in connection with any liquidation, dissolution or winding up of the Company and such distribution shall have been distributed to the holders of Depositary Receipts evidencing the Depositary Shares underlying such Preferred Shares; or (iii) each of the related Preferred Shares shall have been converted or exchanged into securities not so represented by Depositary Shares.


Charges of a Depositary

     The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of a Deposit Agreement. In addition, the Company will pay the fees and expenses of a Depositary in connection with the initial deposit of the Preferred Shares and any redemption of Preferred Shares. However, holders of Depositary Receipts will pay any transfer or other governmental charges and the fees and expenses of a Depositary for any duties requested by such holders to be performed which are outside of those expressly provided for in the applicable Deposit Agreement.


Resignation and Removal of Depositary

     A Depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove a Depositary, any such resignation or removal to take effect upon the appointment of a successor Depositary. A successor Depositary will be required to be appointed within 60 days after delivery of the notice of resignation or removal and will be required to be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50 million.


Miscellaneous

     A Depositary will be required to forward to holders of Depositary Receipts any reports and communications from the Company which are received by such Depositary with respect to the related Preferred Shares.

     Neither Depositary nor the Company will be liable if it is prevented from or delayed in, by law or any circumstances beyond its control, performing its obligations under a Deposit Agreement. The obligations of the Company and a Depositary under a Deposit Agreement will be limited to performing their duties thereunder in good faith and without gross negligence or willful misconduct, and neither the Company nor any applicable Depositary will be obligated to prosecute or defend any legal proceeding in respect of any Depositary Receipts, Depositary Shares or Preferred Shares represented thereby unless satisfactory indemnity is furnished. The Company and any Depositary will be permitted to rely on written advice of counsel or accountants, or information provided by persons presenting Preferred Shares represented thereby for deposit, holders of Depositary Receipts or other persons believed in good faith to be competent to give such information, and on documents believed in good faith to be genuine and signed by a proper party.

     In the event a Depositary shall receive conflicting claims, requests or instructions from any holders of Depositary Receipts, on the one hand, and the Company, on the other hand, such Depositary shall be entitled to act on such claims, requests or instructions received from the Company.



                            DESCRIPTION OF WARRANTS


     The Company may issue, together with any other series of Offered Securities or separately, Warrants entitling the holder to purchase from or sell to the Company, or to receive from the Company the cash value of the right to purchase or sell, Debt Securities, Preferred Shares, Depositary Shares or Common Shares. The Warrants are to be issued under Warrant Agreements (each a "Warrant Agreement") to be entered into between the Company and a warrant agent (the "Warrant Agent"), all as set forth in the applicable Prospectus Supplement relating to the particular issue of Warrants.


     In the case of each series of Warrants, the applicable Prospectus Supplement will describe the terms of the Warrants being offered thereby, including the following, if applicable: (i) the offering price; (ii) the currencies in which such Warrants are being offered; (iii) the number of Warrants offered; (iv) the securities underlying the Warrants; (v) the exercise price, the procedures for exercise of the Warrants and the circumstances, if any, that will cause the Warrants to be deemed to be automatically exercised;
(vi) the date on which the right shall expire; (vii) U.S. federal income tax consequences; and (viii) other terms of the Warrants.


     Warrants may be exercised at the appropriate office of the Warrant Agent or any other office indicated in the applicable Prospectus Supplement. Prior to the exercise of Warrants entitling the holder to purchase any securities, holders of such Warrants will not have any of the rights of holders of the securities purchasable upon such exercise and will not be entitled to payments made to holders of such securities.


     The Warrant Agreements may be amended or supplemented without the consent of the holders of the Warrants issued thereunder to effect changes that are not inconsistent with the provisions of the Warrants and that do not adversely affect the interests of the holders of the Warrants.



                LIMITATION OF LIABILITY; SHAREHOLDER LIABILITY


     Maryland law permits a REIT to provide, and the Declaration provides, that no trustee, officer, shareholder, employee or agent of the Company shall be held to any personal liability, jointly or severally, for any obligation of or claim against the Company, and that, as far as practicable, each written agreement of the Company is to contain a provision to that effect. Despite these facts, counsel has advised the Company that in some jurisdictions the possibility exists that shareholders of a non-corporate entity such as the Company may be held liable for acts or obligations of the Company. Counsel has advised the Company that the State of Texas may not give effect to the limitation of shareholder liability afforded by Maryland law, but that Texas law would likely recognize contractual limitations of liability such as those discussed above. The Company intends to conduct its business in a manner designed to minimize potential shareholder liability by, among other things, inserting appropriate provisions in written agreements of the Company; however, no assurance can be given that shareholders can avoid liability in all instances in all jurisdictions.


     The Declaration provides that, upon payment by a shareholder of any such liability, the shareholder will be entitled to indemnification by the Company. There can be no assurance that, at the time any such liability arises, there will be assets of the Company sufficient to satisfy the Company's indemnification obligation. The Trustees intend to conduct the operations of the Company, with the advice of counsel, in such a way as to minimize or avoid, as far as practicable, the ultimate liability of the shareholders of the Company. The Trustees do not intend to provide insurance covering such risks to the shareholders.

                  REDEMPTION; TRUSTEES; BUSINESS COMBINATIONS
                        AND CONTROL SHARE ACQUISITIONS

Redemption

     For the Company to qualify as a REIT under the Code, in any taxable year, not more than 50% in value of its outstanding Shares may be owned, directly or indirectly by five or fewer individuals during the last six months of such year, and the shares must be owned by 100 or more persons during at least 335 days of a taxable year or a proportionate part of a taxable year less than 12 months. In order to meet these and other requirements, the Trustees have the power to redeem or prohibit the transfer of a sufficient number of Shares to maintain or bring the ownership of the Shares into conformity with such requirements. In connection with the foregoing, if the Trustees shall, at any time and in good faith, be of the opinion that direct or indirect ownership of shares representing more than 9.8% in value of the total Shares outstanding (the "Excess Shares") has or may become concentrated in the hands of one beneficial owner, other than Excepted Persons (as defined in the Declaration) which term includes Health and Retirement Properties Trust, Advisors and their affiliates, the Trustees shall have the power (i) to purchase from any shareholder of the Company such Excess Shares, and (ii) to refuse to transfer or issue Shares to any person whose acquisition of such Shares would, in the opinion of the Trustees, result in the direct or indirect beneficial ownership by any person of Shares representing more than 9.8% in value of the outstanding Shares. Any transfer of Shares, options, or other securities convertible into Shares that would create a beneficial owner (other than any of the Excepted Persons) of Shares representing more than 9.8% in value of the total Shares outstanding shall be deemed void ab initio, and the intended transferee shall be deemed never to have had an interest therein. Further the Declaration provides that transfers or purported acquisitions, directly, indirectly or by attribution, of Shares, or securities convertible into Shares, that could result in disqualification of the Company as a REIT are null and void and permits the Trustees to repurchase Shares or other securities to the extent necessary to maintain the Company's status as a REIT. The purchase price for any Shares so purchased shall be determined by the price of the Shares on the principal exchange on which they are then traded, or if no such price is available, then the purchase price shall be equal to the net asset value of such Shares as determined by the Trustees in accordance with applicable law. From and after the date fixed for purchase by the Trustees, and so long as payment of the purchase price for the Shares to be so redeemed shall have been made or duly provided for, the holder of any Excess Shares so called for purchase shall cease to be entitled to distributions, voting rights and any and all other benefits with respect to such Shares, except the right to payment of the purchase price for the Shares.


Trustees

     Under the Declaration the number of trustees may be fixed from time to time by two-thirds of the Trustees or by an amendment of the Declaration by the shareholders of the Company, with a minimum of three and a maximum of seven trustees, a majority of whom must be Independent Trustees. There are currently five Trustees of the Company divided into three groups. Trustees in each group are elected to three-year terms. As the trustees' terms expire, replacements are elected by a majority of the outstanding Shares. The classified nature of the Trustees may make it more difficult for the shareholders to remove the management of the Company than if all trustees were elected on an annual basis. Vacancies may be filled by a majority of the remaining trustees, except that a vacancy among the Independent Trustees must be filled by a majority of the remaining Independent Trustees or by majority vote of the Company's shareholders. Any trustee may be removed, with or without cause, only by all the remaining trustees, or by vote of two-thirds of the Shares then outstanding and entitled to vote thereon.

     The provision regarding the classified nature of the Trustees and certain other matters may not be repealed or amended without the affirmative vote of at least two-thirds of the shareholders of the Company; provided that the Trustees, by two-thirds vote, may, without the approval or consent of the shareholders, adopt any amendment that they in good faith determine to be necessary to permit the Company to qualify as a REIT under the Code.

     The foregoing provisions may have the effect of discouraging unilateral tender offers or other takeover proposals which certain shareholders might deem in their interests or pursuant to which they might receive a substantial premium for their Shares. The provisions could also have the effect of insulating current management against the possibility of removal and could, by possibly reducing temporary fluctuations in market price caused by accumulations of Shares, deprive shareholders of opportunities to sell at a temporarily higher market price.

Business Combinations

     Under the Maryland General Corporation Law (the "MGCL"), certain "business combinations" (including a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland real estate investment trust and any person who beneficially owns 10% or more of the voting power of the Company's shares are prohibited or restricted unless exempted. The Declaration provides that the Company has elected not to be governed by the business combination provisions of the MGCL.


Control Share Acquisitions

     The MGCL imposes limitations on the voting rights of Shares above certain percentage thresholds acquired in a "control share acquisition" relating to a Maryland real estate investment trust. The Declaration provides that the Company has elected not to be governed by the control share acquisition provisions of the MGCL.


                             PLAN OF DISTRIBUTION

     The Company may sell the Offered Securities to one or more underwriters for public offering and sale by them or may sell the Offered Securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the Offered Securities will be named in the applicable Prospectus Supplement.

     The distribution of Offered Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. In connection with the sale of Offered Securities, underwriters or agents may receive or be deemed to have received compensation from the Company or from purchasers in the form of underwriting discounts, concessions or commissions. Underwriters may sell Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or from purchasers.


     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Offered Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Offered Securities may be deemed to be underwriters, and any discounts, concessions and commissions received by them and any profit realized by them on resale of the Offered Securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

     If so indicated in the applicable Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Offered Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to contracts providing for payment and delivery on a future date or dates. Institutions with whom such contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions, but will in all cases be subject to the approval of the Company. Any such contracts will be subject to the condition that the purchase by an institution of the Offered Securities covered by its contracts shall not at the time of delivery be prohibited under the law of any jurisdiction in the United States to which such institution is subject and, if a portion of the Offered Securities is being sold to underwriters, may be subject to the condition that the Company shall have sold to such underwriters the Offered Securities not sold for delayed delivery. The underwriters and such other persons will not have any responsibility in respect of the validity or performance of such contracts.

     Unless otherwise specified in the related Prospectus Supplement, each series of Offered Securities will be a new issue with no established trading market, other than Common Shares which are listed on the New York Stock Exchange. Any Common Shares sold pursuant to a Prospectus Supplement will be listed on such Exchange. The Company may elect to list any other series of Offered Securities on an exchange, but is not obligated to do so. Any underwriters to whom Offered Securities are sold by the Company for public offering and sale may make a market in such Offered Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of or the trading markets for any Offered Securities.

     Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for the Company and its subsidiaries in the ordinary course of business.

     The specific terms and manner of sale of the Offered Securities will be set forth or summarized in the applicable Prospectus Supplement.


                                 LEGAL MATTERS

     Certain legal matters with respect to the Offered Securities offered by the Company will be passed upon for the Company by Sullivan & Worcester LLP, Boston, Massachusetts. Sullivan & Worcester LLP, will rely, as to all matters of Maryland law, upon one or more opinions of Piper & Marbury L.L.P., Baltimore, Maryland. Barry M. Portnoy, a partner in the firm of Sullivan & Worcester LLP, is a Managing Trustee of the Company and Health and Retirement Properties Trust ("HRPT"), a director of certain subsidiaries of the Company and a director and 50% shareholder of HRPT Advisors, Inc., the advisor to the Company ("Advisors"). Sullivan & Worcester LLP represents Advisors, HRPT and certain affiliates thereof on various matters.


                                    EXPERTS

     The consolidated financial statements of the Company and the Company's Initial Hotels (as defined in the Annual Report) for the year ended December 31, 1995 and of HMH HPT Courtyard, Inc. for the year ended December 29, 1995, appearing in the Annual Report and incorporated by reference in this Prospectus and elsewhere in the Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants. The financial statements of HMH HPT Residence Inn, Inc., the Residence Inn Hotels (as defined in the Company's Current Report on Form 8-K dated April 8, 1996 (the "April 8-K")) and the Courtyard Hotels (as defined in the April 8-K) incorporated by reference in this Prospectus and elsewhere in the Registration Statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants. Such financial statements are incorporated herein and in the Registration Statement by reference in reliance upon the authority of said firm as experts in giving said reports.

     The financial statements of Garden Hotel Associates L.P., a Texas Limited Partnership, incorporated by reference in this Prospectus and elsewhere in the Registration Statement, to the extent and for the periods indicated in their reports, have been audited by Coopers & Lybrand L.L.P., independent public accountants, and are incorporated herein and in the Registration Statement by reference in reliance upon the authority of said firm as experts in accounting and auditing.

                             ---------------------
THE DECLARATION OF TRUST OF THE COMPANY, AS AMENDED AND RESTATED ON AUGUST 21, 1995, A COPY OF WHICH, TOGETHER WITH ALL AMENDMENTS THERETO (THE "DECLARATION"), IS DULY FILED IN THE OFFICE OF THE DEPARTMENT OF ASSESSMENTS AND TAXATION OF THE STATE OF MARYLAND, PROVIDES THAT THE NAME "HOSPITALITY PROPERTIES TRUST" REFERS TO THE TRUSTEES UNDER THE DECLARATION COLLECTIVELY AS TRUSTEES, BUT NOT INDIVIDUALLY OR PERSONALLY, AND THAT NO TRUSTEE, OFFICER, SHAREHOLDER, EMPLOYEE OR AGENT OF THE COMPANY SHALL BE HELD TO ANY PERSONAL LIABILITY, JOINTLY OR SEVERALLY, FOR ANY OBLIGATION OF, OR CLAIM AGAINST, THE COMPANY. ALL PERSONS DEALING WITH THE COMPANY, IN ANY WAY, SHALL LOOK ONLY TO THE ASSETS OF THE COMPANY FOR THE PAYMENT OF ANY SUM OR THE PERFORMANCE OF ANY OBLIGATION.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                              [INSIDE BACK COVER]


                          HOSPITALITY PROPERTIES TRUST


           [PICTURE OF HOTEL]                     [PICTURE OF HOTEL]
      COURTYARD BY MARRIOTT[RegTM]                WYNDHAM GARDEN[RegTM]
          Camelback, Arizona                      San Diego, California





                  [MAP SHOWING LOCATIONS OF COMPANY'S HOTELS]

================================================================================
      No dealer, salesperson or other individual has been authorized to give any information or to make any representations other than those contained in or incorporated by reference in this Prospectus Supplement or the Prospectus in connection with the offering made by this Prospectus Supplement and the Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriters. Neither this Prospectus Supplement nor the Prospectus constitutes an offer to sell or the solicitation of an offer to buy the Shares by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus Supplement and the Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that the information contained herein is correct as of any time subsequent to the date hereof.

                      ------------------------

                          TABLE OF CONTENTS

                                                          Page
                 Prospectus Supplement
Summary   .............................................     S-3
Recent Developments   .................................     S-6
Dividends    ..........................................     S-8
Price Range of Shares    ..............................     S-9
Use of Proceeds    ....................................     S-9
Capitalization  .......................................     S-10
The Company  ..........................................     S-11
Management   ..........................................     S-16
Federal Income Tax and ERISA Consequences  ............     S-18
Description of Common Shares   ........................     S-19
Underwriting    .......................................     S-20
Legal Matters   .......................................     S-21
Experts   .............................................     S-21
Incorporation of Certain Information by Reference           S-22
Forward-Looking Statements  ...........................     S-23
Unaudited Adjusted Pro Forma Financial
  Statements    .......................................     F-1

                      Prospectus
Available Information    ..............................     (ii)
Incorporation of Certain Documents by Reference             (ii)
The Company  ..........................................       1
Use of Proceeds    ....................................       1
Ratio of Earnings to Fixed Charges   ..................       1
Description of Debt Securities    .....................       1
Description of Shares    ..............................      10
Description of Preferred Shares   .....................      11
Description of Depositary Shares  .....................      16
Description of Warrants  ..............................      19
Limitation of Liability; Shareholder Liability   ......      19
Redemption; Trustees; Business Combinations
  and Control Share Acquisitions  .....................      20
Plan of Distribution  .................................      21
Legal Matters   .......................................      22
Experts   .............................................      22




                               10,000,000 Shares

                          Hospitality Properties Trust

                                Common Shares of
                              Beneficial Interest


                  ------------------------------------------
                  P R O S P E C T U S    S U P P L E M E N T
                  ------------------------------------------


                          Donaldson, Lufkin & Jenrette
                             Securities Corporation

                           A.G. Edwards & Sons, Inc.

                             Legg Mason Wood Walker
                                  Incorporated

                              Merrill Lynch & Co.

                       Prudential Securities Incorporated

                               Smith Barney Inc.


                                         , 1997

================================================================================